File No. 812-14714

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

THE GUARDIAN SEPARATE ACCOUNT Q

THE GUARDIAN SEPARATE ACCOUNT R

7 Hanover Square

New York, New York 10004

Notice and Order to:

Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

Communications and Copies of Notice and Order to:

Stephen E. Roth, Esq.

Cynthia R. Beyea, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: April 7, 2017

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:
The Guardian Insurance & Annuity Company, Inc. The Guardian Separate Account Q The Guardian Separate Account R 7 Hanover Square New York, New York 10004

File No. 812-14714

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

The Guardian Insurance & Annuity Company, Inc. (“Guardian” or the “Company”) and The Guardian Separate Account Q and The Guardian Separate Account R (collectively, the “Separate Accounts,” and together with Guardian, the “Applicants”) request pursuant to this application (this “Application”) that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of 30 investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of multiple registered investment companies with shares of 10 investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of Guardian Variable Products Trust1 (the “Trust”), under certain variable annuity contracts (the “Contracts”) funded through the Separate Accounts.2 The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.” The proposed substitutions are each referred to herein as a “Substitution” and collectively referred to as the “Substitutions.”3

Park Avenue Institutional Advisers LLC (“Park Avenue”), an affiliate of the Applicants, serves as the investment adviser of each Replacement Portfolio, and the Replacement Portfolios are sub-advised by Wellington Management Company LLP; ClearBridge Investments, LLC; Putnam Investment Management, LLC; Boston Partners Global Investors, Inc.; AllianceBernstein L.P.; J.P. Morgan Investment Management Inc.; Lazard Asset Management LLC; Wells Capital Management Incorporated; Janus Capital Management LLC; and Lord, Abbett & Co. LLC. The sub-advisers of the Replacement Portfolios are unaffiliated with Park Avenue, the Trust, and the Applicants.

[1]	File Nos. 333-210205; 811-23148.
[2]	See Sections I.B. and I.C., infra, for a description of the Separate Accounts and the Contracts, respectively.
[3]	See Sections IV.A., infra, for Table IV.A listing the Existing Portfolios and corresponding Replacement Portfolios.

I.	DESCRIPTION OF GUARDIAN, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.	Guardian

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. Guardian is a stock life insurance company incorporated in the State of Delaware in 1970. Guardian is the issuer of the Contracts and is licensed to conduct an insurance business in all fifty states of the United States and the District of Columbia. Guardian had total admitted assets (on a statutory basis) of over $16.7 billion as of December 31, 2016. For purposes of the 1940 Act, Guardian is the “depositor” and “sponsor” of the Separate Accounts, as those terms have been interpreted by the Commission with respect to variable insurance separate accounts.

Guardian is wholly-owned by The Guardian Life Insurance Company of America (“Guardian Life”), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2016, Guardian Life had total admitted assets (on a statutory basis) in excess of $51.8 billion. Guardian Life does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

B.	The Separate Accounts

Each Separate Account meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The table below lists the 1940 Act file number of each Separate Account:

TABLE I.B.

Separate Account	1940 Act File No.
The Guardian Separate Account Q	811-21084
The Guardian Separate Account R	811-21438

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. Guardian is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Guardian.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of Guardian.

C.	The Contracts

The Contracts are individual flexible or single premium deferred variable annuity contracts. The Contracts provide for the accumulation of Contract values on a variable basis, fixed basis, or both during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis. The Contracts also provide for the payment of death benefits.

By the terms of the Contracts and subject to certain restrictions (and as set forth in the prospectuses for the Contracts), Contract owners (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract values to the subaccounts that are available as investment options under their respective Contracts, as well as any available fixed rate options. A Contract owner may transfer Contract value among any available subaccounts during the accumulation period, as well as during the annuitization period if the Contract owner elected a variable annuity payout option. Contract owners may transfer Contract value among the subaccounts by submitting a transfer request to Guardian.

As disclosed in the Contracts’ prospectuses, Guardian imposes or reserves the right to impose certain limitations on transfers among subaccounts. Currently, Guardian does not impose fees on transfers or expressly limit the number or frequency of transfers among subaccounts. However, among other restrictions, Guardian reserves the right under certain Contracts to limit the number of transfers that may be permitted during a given period of time and to impose a transfer fee of up to $25 per transfer. Also, Guardian imposes or may impose limits on the total number of subaccounts to which a Contract owner may allocate Contract value. In addition, Guardian has adopted market timing policies and procedures under the Contracts that may operate to limit transfers. To the extent a Contract owner utilizes an automatic transfer program (e.g., dollar cost averaging), the operation and limits of the automatic transfer program are disclosed in the applicable Contract’s prospectus.

Certain Contracts make or made available guaranteed living benefit riders (each, a “Living Benefit Rider,” and collectively, the “Living Benefit Riders”). The terms of certain Living Benefit Riders include investment restrictions that limit the available investment options to identified allocation models consisting of a specified selection of investment options. A Contract owner with a Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his or her Contract value to a different allocation model under the rider or, depending on the terms of the rider, by reallocating his or her Contract value within the parameters of the allocation model. All Contract guarantees, such as Living Benefit Rider benefits, annuity payments, and death benefits, are guaranteed solely by the financial strength and claims-paying ability of Guardian.

Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4. Each Contract has particular fees, charges, and investment options, as described in the

Contracts’ respective prospectuses. As set forth in the prospectuses for the Contracts, each Contract provides that Guardian reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.4

The table below lists the Contracts for which one or more underlying investment options will be substituted by the proposed Substitutions. In addition to the applicable EDGAR information, the table below also indicates whether each Contract has been “Great-Wested” (i.e., Contracts that are no longer offered for sale and for which their respective registration statements are effective but no longer updated in reliance on the relief provided in the Great-West Life Insurance Company no-action letter (pub. avail. Oct. 23, 1990)). The subset of Contracts that are Great-Wested are referred to herein as “Inactive Contracts,” and the subset of Contract owners that own Inactive Contracts are referred to as “Inactive Contract owners.”5 Contracts that have not been Great-Wested are referred to herein as “Active Contracts.”

TABLE I.C.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Contract Id. No.	Active / Inactive Contract

The Guardian Separate Account Q (811-21084)	333-87468	Guardian Investor Income Access	C000024017	Active

The Guardian Separate Account R (811-21438)	333-109483	Guardian Investor Asset Builder	C000023936	Active

	333-153839	Variable Annuity Contracts L	C000072167	Active

	333-153840	Variable Annuity Contracts B	C000072168	Active

	333-179997	Guardian Investor II Variable Annuity	C000114265	Active

[4]	The prospectus for each Contract contains the following, or substantially similar, disclosure:

We have the right to make changes to the Separate Account, to the investment divisions within it, and to the Fund shares they hold. . . . . Possible changes to the Separate Account and the investment divisions include: eliminating the shares of any of the Funds and substituting shares of another appropriate Fund (which may have different fees and expenses or may be available/closed to certain purchasers) . . . .

[5]	For Inactive Contracts, Guardian provides reports, confirmations and audited financial statements to Inactive Contract owners about their Inactive Contracts, the relevant Separate Accounts, and underlying funds in lieu of filing post-effective amendments to the registration statements relating to those Inactive Contracts or delivering updated Contract prospectuses to those Inactive Contract owners, in compliance with the Great-West Life Insurance Company no-action letter. Updated prospectuses and annual and semi-annual reports for underlying funds are provided to Inactive Contract owners.

II.	THE EXISTING PORTFOLIOS

The Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with the corresponding shares of the Replacement Portfolios. Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions.

TABLE II

Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser
AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647)

AB Value Portfolio	Class B	AllianceBernstein L.P.

Alger Portfolios (File Nos. 811-05550; 033-21722)

Alger Capital Appreciation Portfolio	Class S	Fred Alger Management, Inc.

American Century Variable Portfolios (File Nos. 811-05188; 033-14567)

American Century VP Mid Cap Value Fund	Class II	American Century Investment Management, Inc.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340)

Invesco V.I. American Franchise Fund	Series II	Invesco Advisers, Inc.

Invesco V.I. American Value Fund	Series II

Invesco V.I. Comstock Fund	Series II

Invesco V.I. Core Equity Fund	Series II

Invesco V.I. Growth and Income Fund	Series II

Invesco V.I. International Growth Fund	Series II

Invesco V.I. Mid Cap Core Equity Fund	Series II

Invesco V.I. Value Opportunities Fund	Series II

BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452)

BlackRock Capital Appreciation V.I. Fund	Class III	BlackRock Advisors, LLC

BlackRock Large Cap Value V.I. Fund*	Class III

Columbia Funds Variable Series Trust II (File Nos. 811-22127; 333-146374)

Columbia Variable Portfolio Large Cap Growth Fund	Class 2	Columbia Mgmt. Investment Advisers, LLC

Variable Portfolio Loomis Sayles Growth Fund	Class 2

Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010)

Fidelity VIP Growth Portfolio	Service Class 2	Fidelity Management & Research Company

Fidelity Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773)

Fidelity VIP Contrafund Portfolio	Service Class 2	Fidelity Management & Research Company

Ivy Variable Insurance Portfolios (File Nos. 811-05017; 033-11466)

Ivy VIP Mid Cap Growth	—	Ivy Investment Management Company

MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS® Growth Series	Service Class	Massachusetts Financial Services Company

MFS® Investors Trust Series	Service Class

MFS® Value Series	Service Class

MFS® Total Return Bond Series	Service Class

MFS Variable Insurance Trust II (File Nos. 811-03732; 002-83616)

MFS® Core Equity Portfolio	Service Class	Massachusetts Financial Services Company

Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177)

Oppenheimer Capital Appreciation Fund/VA	Service Shares	OFI Global Asset Management, Inc.

Oppenheimer International Growth Fund/VA	Service Shares

PIMCO Variable Insurance Trust (File Nos. 811-08399; 333-37115)

PIMCO Total Return Portfolio	Advisor Class	Pacific Investment Management Company LLC

Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546)

Pioneer Equity Income VCT Portfolio	Class II	Pioneer Investment Management, Inc.

Pioneer Fund VCT Portfolio	Class II

T. Rowe Price Equity Series, Inc. (File Nos. 811-07143; 033-52161)

T. Rowe Price Blue Chip Growth Portfolio	Class II	T. Rowe Price Associates, Inc.

Wells Fargo Variable Trust (File Nos. 811-09255; 333-74283)

Wells Fargo VT International Equity Fund	Class 2	Wells Fargo Funds Management, LLC

*	Effective on or about June 12, 2017, the BlackRock Large Cap Value V.I. Fund will be renamed BlackRock Advantage Large Cap Value V.I. Fund.

III.	THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is a Delaware statutory trust that was organized on January 12, 2016. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-23148) and its shares are registered under the 1933 Act (File No. 333-210205). The Trust is a series investment company, and the Replacement Portfolios currently comprise all the series of the Trust. The Replacement Portfolios are currently available only as investment allocation options under variable insurance contracts issued by Guardian. The Replacement Portfolios include:

1.	Guardian Core Plus Fixed Income VIP Fund

2.	Guardian Diversified Research VIP Fund

3.	Guardian Growth & Income VIP Fund

4.	Guardian International Growth VIP Fund

5.	Guardian International Value VIP Fund

6.	Guardian Large Cap Disciplined Growth VIP Fund

7.	Guardian Large Cap Disciplined Value VIP Fund

8.	Guardian Large Cap Fundamental Growth VIP Fund

9.	Guardian Mid Cap Traditional Growth VIP Fund

10.	Guardian Mid Cap Relative Value VIP Fund

Each Replacement Portfolio is a new fund that began operations and was initially publicly-offered on September 1, 2016. The Trust’s registration statement, as amended, became effective on August 30, 2016. Each Replacement Portfolio currently offers one class of shares. The Replacement Portfolios’ shares are offered at net asset value (“NAV”) without an initial sales charge or a contingent deferred sales charge, and are subject to an asset-based fee assessed pursuant to a plan under Rule 12b-1 (“12b-1 Fee”).

Park Avenue, a Delaware limited liability company and a registered investment adviser, serves as investment adviser for each of the Replacement Portfolios pursuant to an investment advisory agreement between the Trust, on behalf of each Replacement Portfolio, and Park Avenue (the “Investment Advisory Agreement”). Subject to the oversight of the Trust’s board of trustees, Park Avenue is responsible for providing all investment advisory and portfolio management services for the Replacement Portfolios.

Each Replacement Portfolio is sub-advised by a registered investment adviser that is unaffiliated with the Applicants, the Trust, or Park Avenue. Each such sub-adviser is responsible for the day-to-day investment management of the applicable Replacement Portfolio. The sub-adviser of each Replacement Portfolio is set forth in Section IV.C. of this Application. Park Avenue has the responsibility, subject to oversight by the Trust’s board of trustees, for the selection and oversight of the Replacement Portfolios’ sub-advisers, including recommending for the board of trustees’ consideration the engagement or termination of any sub-adviser. As part of its ongoing oversight, Park Avenue is responsible for monitoring each sub-adviser’s performance and adherence to the applicable Replacement Portfolio’s investment objective(s), strategies, policies, and restrictions, as well as matters related the sub-adviser’s compliance and operations.

IV.	THE PROPOSED SUBSTITUTIONS

A.	The Proposed Substitutions

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. The Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

TABLE IV.A.

Fund Type	Sub. No.	Existing Portfolio (Share Class)	Replacement Portfolio
Equity	1	Variable Portfolio Loomis Sayles Growth Fund (Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

	2	Fidelity VIP Contrafund Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

	3	Fidelity VIP Growth Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

	4	Alger Capital Appreciation Portfolio (Class S)	Guardian Large Cap Fundamental Growth VIP Fund

	5	BlackRock Capital Appreciation V.I. Fund (Class III)	Guardian Large Cap Fundamental Growth VIP Fund

	6	Columbia Variable Portfolio Large Cap Growth Fund (Class 2)	Guardian Large Cap Fundamental Growth VIP Fund

	7	Invesco V.I. American Franchise Fund (Series II)	Guardian Large Cap Fundamental Growth VIP Fund

	8	MFS® Growth Series (Service Class)	Guardian Large Cap Fundamental Growth VIP Fund

	9	Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Guardian Large Cap Fundamental Growth VIP Fund

	10	T. Rowe Price Blue Chip Growth Portfolio (Class II)	Guardian Large Cap Fundamental Growth VIP Fund

	11	Invesco V.I. Core Equity Fund (Series II)	Guardian Diversified Research VIP Fund

	12	MFS® Core Equity Portfolio (Service Class)	Guardian Diversified Research VIP Fund

	13	MFS® Investors Trust Series (Service Class)	Guardian Diversified Research VIP Fund

	14	Pioneer Fund VCT Portfolio (Class II)	Guardian Diversified Research VIP Fund

	15	BlackRock Large Cap Value V.I. Fund (Class III)	Guardian Large Cap Disciplined Value VIP Fund

	16	Invesco V.I. Value Opportunities Fund (Series II)	Guardian Large Cap Disciplined Value VIP Fund

	17	MFS® Value Series (Service Class)	Guardian Large Cap Disciplined Value VIP Fund

	18	Pioneer Equity Income VCT Portfolio (Class II)	Guardian Large Cap Disciplined Value VIP Fund

	19	AB Value Portfolio (Class B)	Guardian Growth & Income VIP Fund

	20	Invesco V.I. Comstock Fund (Series II)	Guardian Growth & Income VIP Fund

	21	Invesco V.I. Growth and Income Fund (Series II)	Guardian Growth & Income VIP Fund

	22	Invesco V.I. International Growth Fund (Series II)	Guardian International Growth VIP Fund

	23	Oppenheimer International Growth Fund/VA (Service Shares)	Guardian International Growth VIP Fund

	24	Wells Fargo VT International Equity Fund (Class 2)	Guardian International Value VIP Fund

	25	Ivy VIP Mid Cap Growth	Guardian Mid Cap Traditional Growth VIP Fund

	26	American Century VP Mid Cap Value Fund (Class II)	Guardian Mid Cap Relative Value VIP Fund

	27	Invesco V.I. American Value Fund (Series II)	Guardian Mid Cap Relative Value VIP Fund

	28	Invesco V.I. Mid Cap Core Equity Fund (Series II)	Guardian Mid Cap Relative Value VIP Fund

Fixed Income	29	MFS® Total Return Bond Series (Service Class)	Guardian Core Plus Fixed Income VIP Fund

	30	PIMCO Total Return Portfolio (Advisor Class)	Guardian Core Plus Fixed Income VIP Fund

B.	Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein are part of a strategic business goal of Guardian to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to Contract owners. The Applicants believe the proposed Substitutions will help accomplish these goals for the following reasons:

1.	Consolidation of Overlapping Investment Options

The proposed Substitutions are designed and intended to simplify fund lineups by eliminating investment options with substantially similar investment objectives, strategies and risks. The Applicants believe that eliminating overlapping investment options will result in a more attractive menu of investment options under the Contracts. Because the proposed Substitutions involve consolidating duplicative investment options, the Applicants believe that the variety of available investment styles under the Contracts will not be adversely impacted as a result of the proposed Substitutions. Furthermore, the Contracts will continue to offer investment options in addition to the Replacement Portfolios offering a range of investment objectives and strategies.

2.	Simplification of the Investment Process

The Applicants submit that the proposed Substitutions will simplify the amount of investment materials that Contract owners receive regarding the investment options under the Contracts. Even after meeting the requirements of Form N-1A and Rule 498, there is still a wide variation in the presentation of material from one registered open-end investment company to another, which makes obtaining information more complicated for Contract owners. The Applicants believe that the proposed Substitutions will simplify the investment process for Contract owners because (i) reducing the number of investment options under the Contracts will necessarily reduce the number of prospectuses and prospectus formats that Contract owners must navigate, and (ii) the Replacement Portfolios, as portfolios of the Trust, use a common share class structure, a common set of policies and procedures, a common prospectus format, and a combined statutory prospectus and statement of additional information.

3.	Preservation of Contract Owners’ Essential Investment Expectations

Guardian carefully reviewed each proposed Substitution with the goal of preserving Contract owners’ essential investment expectations. To that end, the Applicants submit that each proposed Substitution involves substituting an Existing Portfolio for a Replacement Portfolio with substantially similar investment objectives, principal investment strategies, and principal risks. In addition, Contract owners will continue to have access to established investment advisers.

Park Avenue, an indirect wholly-owned subsidiary of Guardian Life, serves as the investment manager of each Replacement Portfolio. Park Avenue and its predecessors, Guardian Investor Services LLC and Guardian Investor Services Corporation, have managed client assets since 1968. As of February 28, 2017, Park Avenue managed approximately $1.9 billion in assets. The Replacement Portfolios are sub-advised by Wellington Management Company LLP; ClearBridge Investments, LLC; Putnam Investment Management, LLC; Boston Partners Global Investors, Inc.; AllianceBernstein L.P.; J.P. Morgan Investment Management Inc.; Lazard Asset Management LLC; Wells Capital Management Incorporated; Janus Capital Management LLC; or Lord, Abbett & Co. LLC.

In addition, Guardian is seeking to provide Contract owners with investment options with attractive expense ratios. Furthermore, Park Avenue, as the investment adviser of each Replacement Portfolio, will enter into a written contract with the Replacement Portfolio whereby, for the applicable time periods set forth below, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application (the “Expense Cap”).

The Applicants will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby the net annual operating expenses of the Replacement Portfolio will not exceed the Expense Cap. The Expense Cap for each proposed Substitution will remain in place for a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), except that for those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fees of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the Expense Cap for that proposed Substitution will extend for the life of the affected Contracts following the Substitution Date. The Expense Cap applicable to Substitution No. 10 will also extend for the life of the affected Contracts following the Substitution Date. The table below reflects the duration of the Expense Cap for each proposed Substitution.

TABLE IV.B.

Sub. No.	Two Years After Substitution Date	Life of Affected Contracts After Substitution Date
1	✓*
2		✓
3		✓
4	✓*
5	✓*
6	✓*
7	✓*
8	✓*
9	✓*
10		✓
11	✓
12	✓
13	✓
14	✓
15	✓
16	✓
17	✓
18	✓
19		✓
20		✓
21		✓
22		✓
23	✓*
24	✓
25	✓
26	✓
27	✓
28	✓
29	✓
30	✓

*	The Replacement Portfolio is subject to an Expense Cap under one or more other proposed Substitutions that will extend for the life of the affected Contracts under those proposed Substitutions.

4.	Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Applicants (except in some instances, the Separate Accounts may, as of the date of this Application, own more than 5% of the outstanding shares of such Existing Portfolio) and is managed by an unaffiliated investment adviser. The proposed Substitutions will replace the Existing Portfolios with investment options for which Park Avenue, an affiliate of the Applicants, acts as investment adviser. The Trust and Park Avenue have received an exemptive order from the Commission (File No. 812-14627) (the “Manager of Managers Order”) that provides an exemption from Section 15(a) of the 1940 Act with respect to the Trust’s sub-advisory agreements. The Manager of Managers Order permits Park Avenue, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to hire sub-advisers, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers and sub-advisers that are wholly-owned subsidiaries (as defined in the 1940 Act) of Park Avenue, or a sister company of Park Avenue that is a wholly-owned subsidiary of a company that, indirectly or directly, wholly-owns Park Avenue. The Manager of Managers Order applies to each of the Replacement Portfolios, and the Trust’s registration statement discloses and explains the substance and effect of the Manager of Managers Order. Pursuant to the Manager of Managers Order, Park Avenue will evaluate, allocate assets to, and oversee the services of the sub-advisers, and make recommendations about their hiring, termination and replacement to the board of trustees of the Trust. The Applicants believe that the Manager of Managers Order will facilitate Park Avenue’s efficient and cost-effective selection of one or more sub-advisers believed to be particularly well-suited to managing all or a portion of the assets of a Replacement Portfolio. Specifically, the Manager of Managers Order will improve portfolio manager selection by enabling Park Avenue to replace a sub-adviser, under appropriate circumstances, including but not limited to, poor performance, regulatory issues, and compliance issues, and make material amendments to sub-advisory agreements believed by Park Avenue and the board of trustees of the Trust to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the sub-advisory agreements. The Applicants believe that this structure has the potential to improve underlying fund performance and may result in meaningful cost savings to Contract owners over time. After the Substitution Date, Park Avenue will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order form the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

5.	No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar investment option without interruption and without any cost to them. As such, Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.

Further, the Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Applicants cannot predict. Nevertheless, the Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

6.	Greater Efficiencies in Administering the Contracts

The proposed Substitutions are expected to increase efficiencies with respect to Guardian’s administration of the Contracts. First, Guardian believes that the streamlined menus of investment options will further increase Guardian’s operational and administrative efficiencies and economies of scale. Also, Guardian believes that concentrating the number of non-affiliated asset managers of investment options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, as well as simplify the preparation of various reports and disclosure documents.

7.	Support for the Guardian Variable Products Trust

Guardian and its affiliates have dedicated substantial resources to launching the Trust’s platform and are committed to growing the Replacement Portfolios’ assets. The Replacement Portfolios are expected to be included as part of fund line-ups for other variable insurance contracts issued by Guardian.

For these reasons and the reasons discussed below, the Applicants believe that substituting the Existing Portfolios for each of the corresponding Replacement Portfolios is appropriate and in the best interests of the Contract owners.

C.	Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.	Investment advisers and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal risks;[6]

2.	Assets, fees, and expenses; and

3.	Performance histories.

[6]	Based on the summary section of the Existing Portfolio’s statutory prospectus as supplemented, as of March 30, 2017. The investment risks of each Existing Portfolio disclosed in this Application correspond to the investment risks listed in summary section of the Existing Portfolio’s statutory prospectus. Sub-headings are utilized in this Application to disclose a Portfolio’s principal investment risks, and the corresponding risk disclosure from the Portfolio’s prospectus has not been included in this Application to facilitate the Commission Staff’s review.

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal risks7 is accompanied by a brief explanation of why the Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are substantially similar and that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.8

Each comparison of the Portfolios’ assets, fees, and expenses reflects the Existing Portfolio’s assets as of December 31, 2016 and compares the Existing Portfolio’s and Replacement Portfolio’s fees and expenses. The expenses of each Replacement Portfolio are estimates for the current year. Because the Replacement Portfolios have already begun operations, their estimated expenses are not based on the anticipated asset levels of the Replacement Portfolio following the proposed Substitution.

With respect to the comparisons of the Portfolios’ performance histories, because the Replacement Portfolios have limited operating histories (they began operations on September 1, 2016), comparisons of actual performance are not provided for the proposed Substitutions. The comparison of performance histories for each Substitution contains:

i.	The average annual total returns for the Existing Portfolio for the time periods indicated as of December 31, 2016;

ii.	If available, the performance of the Portfolio’s performance benchmark index or indices for the same time periods.

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution. Table I.C., included in Section I.C. of this Application, lists all Contracts affected by the proposed Substitutions.

[7]	In addition to the principal investment strategies and the principal risks presented for each Existing Portfolio and Replacement Portfolio, a Portfolio may employ other investment practices and may be subject to other risks. The fact that a particular risk is not listed as a principal investment risk does not mean that the Portfolio is prohibited from investing its assets in securities or investments that give rise to that risk.
[8]	Portfolio holdings information for each Existing Portfolio is based on information reported to Morningstar, Inc. (“Morningstar”) as of December 31, 2016.

Substitution No. 1.	Variable Portfolio Loomis Sayles Growth Fund (Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Variable Portfolio Loomis Sayles Growth Fund (Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

Investment Adviser	Investment Adviser

Columbia Management Investment Advisers, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Loomis, Sayles & Company, L.P.	Wellington Management Company LLP

Investment Objective	Investment Objective

Variable Portfolio Loomis Sayles Growth Fund (the Fund) seeks to provide shareholders with long-term capital growth.	The Fund seeks to maximize long-term growth.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests primarily in equity securities of large-capitalization companies believed to have the potential for long-term growth. These companies have market capitalizations in the range of companies in the Russell 1000® Growth Index (the Index) at the time of purchase (between $171.0 million and $604.3 billion as of March 31, 2016). The market capitalization range and composition of the companies in the Index are subject to change.

The Fund may invest up to 25% of its net assets in foreign investments. The Fund may invest in foreign securities, including emerging market securities, directly or indirectly through depositary receipts.

The Fund will not concentrate its assets in any single industry but may from time to time invest more than 25% of its assets in companies conducting business in various industries within an economic sector. The Fund will typically invest in a limited number of companies.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in securities of companies with large market capitalizations. Wellington Management Company LLP, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund invests primarily in the common stock of growth-oriented companies. The Fund may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

The Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors. Fund construction emphasizes stock-specific risk while seeking to minimize other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The Subadviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

Principal Risks	Principal Risks

•       Active Management Risk

•       Depositary Receipts Risk

•       Emerging Market Securities Risk

•       Focused Portfolio Risk

•       Foreign Securities Risk

•       Growth Securities Risk

•       Issuer Risk

•       Market Risk

•       Sector Risk

•       Active Trading Risk

•       Depositary Receipts Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of large-capitalization companies. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 1000® Growth Index, and each Portfolio uses the Russell 1000® Growth Index as its performance benchmark. Each Portfolio targets growth-oriented investments. Also, each Portfolio focuses on investments in U.S. companies and may invest a portion of its assets in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio has the flexibility to invest in emerging markets as part of its principal investment strategies. However, the Existing Portfolio does not invest a large percentage of its assets in emerging markets. As of December 31, 2016, the Existing Portfolio invested approximately 15.76% of its assets in foreign securities and only approximately 5.72% was invested in emerging markets. Otherwise, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses. As of December 31, 2016, 98.92% of the Existing Portfolio’s assets were invested in stocks, 89.63% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”9 and 83.16% and 15.76% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. Also, Morningstar currently categorizes the Existing Portfolio as a large cap growth domestic stock fund, which further reflects the Existing Portfolio’s focus on growth-oriented investments in large capitalization companies.

[9]	Morningstar separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro. Rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%, and micro-cap stocks represent the smallest 3%. In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $2.43 billion. The proposed Substitution will involve approximately $0.52 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Variable Portfolio Loomis Sayles Growth Fund	Guardian Large Cap Disciplined Growth VIP Fund
Share Class	Class 2	—
Management Fee	0.67%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	2.13%
Total Annual Operating Expenses	0.99%	3.00%
Fee Waiver / Expense Reimbursement	N/A	(2.00%)*
Net Annual Operating Expenses	0.99%	1.00%
Management Fee Breakpoint Schedule	$0 - $500m = 0.710% >$500m - $1,000m = 0.705% >$1,000m - $2,000m = 0.650% >$2,000m - $3,000m = 0.550% >$3,000m - $12,000m = 0.540% >$12,000m = 0.530%	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Variable Portfolio Loomis Sayles Growth Fund
Class 2	5.57%	9.37%	14.02%	N/A
Russell 1000® Growth Index (reflects no deductions for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Disciplined Growth VIP Fund
Guardian Large Cap Disciplined Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Variable Portfolio Loomis Sayles Growth Fund (Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 2.	Fidelity VIP Contrafund Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Contrafund Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	Wellington Management Company LLP

Investment Objective	Investment Objective

The fund seeks long-term capital appreciation.	The Fund seeks to maximize long-term growth.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in securities of companies whose value Fidelity Management & Research Company (FMR) believes is not fully recognized by the public.

Investing in domestic and foreign issuers.

Allocating the fund’s assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Fidelity managers.

Investing in either “growth” stocks or “value” stocks or both.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in securities of companies with large market capitalizations. Wellington Management Company LLP, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund invests primarily in the common stock of growth-oriented companies. The Fund may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

The Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors. Fund construction emphasizes stock-specific risk while seeking to minimize other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The Subadviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

Principal Risks	Principal Risks

• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes

•       Active Trading Risk

•       Depositary Receipts Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to make investments. In addition, each Portfolio may invest in U.S. and foreign companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio includes value-oriented investments, in addition to growth-oriented investments, as part of its principal investment strategies. However, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth oriented investments in large-capitalization companies. Also, as of December 31, 2016, 97.63% of the Existing Portfolio’s assets were invested in stocks, 77.98% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”10 and 93.37% and 4.26% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016 the average market capitalization of the Existing Portfolio’s portfolio companies was $54.665 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[10]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $17.86 billion. The proposed Substitution will involve approximately $245.98 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Contrafund Portfolio		Guardian Large Cap Disciplined Growth VIP Fund
Share Class	Service Class 2		—
Management Fee	0.55%		0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.25%
Other Expenses	0.08%		2.13%
Total Annual Operating Expenses	0.88%		3.00%
Fee Waiver / Expense Reimbursement	N/A		(2.00%)*
Net Annual Operating Expenses	0.88%		1.00%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate		0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352
	860 - 946.2315
	946 - 1,041.2278
	1,041 - 1,145.2241
	1,145 - 1,260.2204
	1,260 - 1,386.2167
	1,386 - 1,525.2130
	1,525 - 1,677.2093
	1,677 - 1,845.2056
	Over 1,845.2019

	Individual Fund Fee Rate
	0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Fidelity VIP Contrafund Portfolio
Service Class 2	7.76%	6.50%	12.93%	6.64%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	11.96%	8.87%	14.66%	6.95%
Replacement Portfolio – Guardian Large Cap Disciplined Growth VIP Fund
Guardian Large Cap Disciplined Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Fidelity VIP Contrafund Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000114265; C000072167; C000072168; C000023936

Substitution No. 3.	Fidelity VIP Growth Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Growth Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Co., Inc. FMR Investment Management (U.K.) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	Wellington Management Company LLP

Investment Objective	Investment Objective

The fund seeks to achieve capital appreciation.	The Fund seeks to maximize long-term growth.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in companies that Fidelity Management & Research Company (FMR) believes have above-average growth potential (stocks of these companies are often called “growth” stocks).

Investing in domestic and foreign issuers.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in securities of companies with large market capitalizations. Wellington Management Company LLP, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund invests primarily in the common stock of growth-oriented companies. The Fund may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

The Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors. Fund construction emphasizes stock-specific risk while seeking to minimize other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The Subadviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

Principal Risks	Principal Risks

• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes • “Growth” Investing

•       Active Trading Risk

•       Depositary Receipts Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes capital appreciation / growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in common stocks. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to select investments. In addition, each Portfolio may invest in U.S. and foreign companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Despite any differences between them, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing

Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 99.58% of the Existing Portfolio’s assets were invested in stocks, 69.50% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”11 and 93.87% and 5.71% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $43.261 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[11]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $4.29 billion. The proposed Substitution will involve approximately $4.26 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Growth Portfolio		Guardian Large Cap Disciplined Growth VIP Fund
Share Class	Service Class 2		—
Management Fee	0.55%		0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.25%
Other Expenses	0.09%		2.13%
Total Annual Operating Expenses	0.89%		3.00%
Fee Waiver / Expense Reimbursement	N/A		(2.00%)*
Net Annual Operating Expenses	0.89%		1.00%
Management Fee Breakpoint Schedule			0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m

	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352
	860 - 946.2315
	946 - 1,041.2278
	1,041 - 1,145.2241
	1,145 - 1,260.2204
	1,260 - 1,386.2167
	1,386 - 1,525.2130
	1,525 - 1,677.2093
	1,677 - 1,845.2056
	Over 1,845.2019

	Individual Fund Fee Rate
	0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%		0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Fidelity VIP Growth Portfolio
Service Class 2	0.55%	6.07%	13.17%	6.98%
Russell 3000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.39%	8.27%	14.44%	8.28%
Replacement Portfolio – Guardian Large Cap Disciplined Growth VIP Fund
Guardian Large Cap Disciplined Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Fidelity VIP Growth Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 4.	Alger Capital Appreciation Portfolio (Class S) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Alger Capital Appreciation Portfolio (Class S)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Fred Alger Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

Alger Capital Appreciation Portfolio seeks long-term capital appreciation.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Fred Alger Management, Inc. believes companies undergoing Positive Dynamic Change offer the best investment opportunities. Positive Dynamic Change refers to companies realizing High Unit Volume Growth or companies undergoing Positive Lifecycle Change. High Unit Volume Growth companies are traditional growth companies experiencing, for example, significantly growing demand or market dominance. Positive Lifecycle Change companies are, for example, companies benefitting from regulatory change, a new product introduction or management change.

Under normal market circumstances, the Portfolio invests at least 85% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any market capitalization that Fred Alger Management, Inc. believes demonstrate promising growth potential.

The Portfolio can leverage, that is, borrow money to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

The Portfolio can invest in foreign securities.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000 Growth® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Equity Securities Risk • Growth Stocks Risk • Smaller Cap Securities Risk • Leverage Risk • Foreign Securities Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing a substantial percentage of its net assets in equity securities (at least 85% and at least 80% of the Existing Portfolio’s and the Replacement Portfolio’s net assets, respectively). Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. In addition, each Portfolio focuses on investments in U.S. companies, and may also invest a portion of its assets in non-U.S. companies. Also, the market index used by the Existing Portfolio as its performance benchmark, the Russell 1000® Growth Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. The Existing Portfolio may invest in companies of any market size under its principal investment strategies, while the Replacement Portfolio primarily invests only in large-capitalization companies under its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large capitalization companies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 96.89% of the Existing Portfolio’s assets were invested in stocks, 88.47% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”12 and 92.90% and 3.99% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $91.085 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index ($238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. Unlike the Replacement Portfolio, the Existing Portfolio includes leverage as a principal investment strategy and risk. However, each Portfolio’s ability to use leverage is significantly restricted by the 1940 Act. Otherwise, the Applicants believe that the Portfolios’ investment profiles are substantially similar, as they primarily invest in the same asset class, target substantially similar market capitalization ranges, and have similar geographic focuses.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $517.34 million. The proposed Substitution will involve approximately $4.46 million of the net assets of the Existing Portfolio’s Class S shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Alger Capital Appreciation Portfolio	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class S	—
Management Fee	0.81%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.14%	1.91%
Total Annual Operating Expenses	1.20%	2.78%
Fee Waiver / Expense Reimbursement	N/A	(1.78%)*
Net Annual Operating Expenses	1.20%	1.00%
Management Fee Breakpoint Schedule	0.81% up to $2b 0.65% between $2b and $4b 0.60% in excess of $4b	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[12]	See supra note 9.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Alger Capital Appreciation Portfolio
Class S*	0.22%	6.39%	13.86%	9.03%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

*	Performance of the Portfolio’s Class S Shares prior to May 1, 2002 reflects the performance of the Portfolio’s Class I-2 Shares, as adjusted to reflect the higher expenses of Class S Shares.

Contracts Affected

Contract ID Nos. of Contracts Affected
Alger Capital Appreciation Portfolio (Class S) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000072167; C000072168; C000023936

Substitution No. 5.	BlackRock Capital Appreciation V.I. Fund (Class III) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

BlackRock Capital Appreciation V.I. Fund (Class III)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

BlackRock Advisors, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The investment objective of the BlackRock Capital Appreciation V.I. Fund (the “Fund”) is to seek long-term growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Fund will seek to achieve its investment objective by investing primarily in a diversified portfolio consisting primarily of common stock of U.S. companies that Fund management believes have shown above-average growth rates in earnings over the long-term. In other words, Fund management tries to choose investments that will increase in value over the long term. The Fund will generally invest at least 65% of its total assets in the following equity securities:

•       Common stock;

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market

•       Convertible preferred stock;

•       Securities convertible into common stock; and

•       Rights to subscribe to common stock.

Of these securities the Fund generally seeks to invest primarily in common stock.

The Fund may invest in companies of any size but emphasizes investments in companies that have medium to large stock market capitalizations (currently, approximately $2 billion or more).

Convertible securities generally are debt securities or preferred stock that may be converted into common stock. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock). A convertible’s value usually reflects both the stream of current income payments and the market value of the underlying common stock. The Fund may purchase securities pursuant to the exercise of subscription rights, which allow an issuer’s existing shareholders to purchase additional common stock at a price substantially below the market price of the shares.

capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Convertible Securities Risk • Equity Securities Risk • Investment Style Risk • Market Risk and Selection Risk • Mid Cap Securities Risk • Preferred Securities Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. Each Portfolio uses fundamental investment processes to make investments.13 Also, each Portfolio uses the Russell 1000® Growth Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

[13]	See BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 14, 2016).

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio lists convertible securities, preferred stock, and rights as part of its principal investment strategies. However, the Replacement Portfolio also has the flexibility to invest in equity securities other than common stock, including convertible securities, preferred stock, and rights. Also, while the Replacement Portfolio primarily invests only in large-capitalization companies as part of its principal investment strategies, the Existing Portfolio may invest in companies of any size, although it emphasizes investments in medium- and large-capitalization companies. Also, the Existing Portfolio does not include investments in foreign companies as part of its principal investment strategies like the Replacement Portfolio, but the Existing Portfolio also has the flexibility to invest in foreign securities.14 Despite any differences between them, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 98.66% of its assets in stocks, 0.28% of its assets in cash, 0.00% of its assets in bonds, and 1.06% of its assets in other investments. Also, as previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies. Indeed, as of December 31, 2016, 85.36% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”15 and the average market capitalization of the Existing Portfolio’s portfolio companies was $83.359 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. In addition, the Existing Portfolio invested 91.53% and 7.13% of its assets in stocks of U.S. and non-U.S. companies, respectively.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[14]	See id.
[15]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $355.89 million. The proposed Substitution will involve approximately $179.62 million of the net assets of the Existing Portfolio’s Class III shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	BlackRock Capital Appreciation V.I. Fund	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class III	—
Management Fee	0.65%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.27%	1.91%
Total Annual Operating Expenses	1.17%	2.78%
Fee Waiver / Expense Reimbursement	(0.12%)*	(1.78%)**
Net Annual Operating Expenses	1.05%	1.00%
Management Fee Breakpoint Schedule	Up to $1b – 0.65% > $1b to $3b – 0.61% > $3b to $5b – 0.59% > $5b to $10b – 0.57% > $10b – 0.55%	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2017. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.08% (for Class III Shares) of average daily net assets through April 30, 2017. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – BlackRock Capital Appreciation V.I. Fund
Class III	-0.13%	4.94%	11.85%	6.45%
Russell 1000® Growth Index (Reflects no deduction for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
BlackRock Capital Appreciation V.I. Fund (Class III) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account R	C000114265

Substitution No. 6.	Columbia Variable Portfolio Large Cap Growth Fund (Class 2) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Columbia Variable Portfolio Large Cap Growth Fund (Class 2)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Columbia Management Investment Advisers, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

Columbia Variable Portfolio Large Cap Growth Fund (the Fund) seeks to provide shareholders with long-term capital growth.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of large capitalization companies that fall within the range of the Russell 1000® Growth Index (the Index). The market capitalization range of the companies included within the Index was $171.0 million to $604.3 billion as of March 31, 2016. The market capitalization range and composition of the companies in the Index are subject to change. The Fund invests primarily in common stocks of companies that the investment manager believes have the potential for long-term, above-average earnings growth. The Fund may from time to time emphasize one or more economic sectors in selecting its investments, including the consumer discretionary sector, health care sector and information technology and technology-related sectors.

The Fund may invest up to 25% of its net assets in foreign investments. The Fund may invest directly in foreign securities or indirectly through depositary receipts.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Active Management Risk • Depositary Receipts Risk • Foreign Securities Risk • Growth Securities Risk • Issuer Risk • Market Risk • Sector Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities of large-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 1000® Growth Index. While each Portfolio focuses on investments in U.S. companies, each Portfolio may invest a portion of its assets in foreign securities. Also, each Portfolio uses the Russell 1000® Growth Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Despite any differences between them, the Portfolios primarily invest in the same asset class, target companies with substantially similar market capitalizations, and have similar geographic focuses, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. Indeed, as of December 31, 2016, 99.20% of the Existing Portfolio’s assets were invested in stocks, 94.55% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”16 and 91.08% and 8.99 % of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. Also, as previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which further reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the

[16]	See supra note 9.

Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.58 billion. The proposed Substitution will involve approximately $0.08 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Columbia Variable Portfolio Large Cap Growth Fund	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class 2	—
Management Fee	0.71%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.08%	1.91%
Total Annual Operating Expenses	1.04%	2.78%
Fee Waiver / Expense Reimbursement	(0.03%)*	(1.78%)**
Net Annual Operating Expenses	1.01%	1.00%
Management Fee Breakpoint Schedule	$0 - $500m = 0.770% >$500m - $1,000m = 0.720% >$1,000m - $1,500m = 0.670% >$1,500m - $3,000m = 0.620% >$3,000m - $6,000m = 0.600% >$6,000m - $12,000m = 0.580% >$12,000m = 0.570%	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2017, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.01% for Class 2.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Columbia Variable Portfolio Large Cap Growth Fund
Class 2	1.02%	7.78%	14.34%	5.61%
Russell 1000 Growth Index (reflects no deductions for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Columbia Variable Portfolio Large Cap Growth Fund (Class 2) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 7.	Invesco V.I. American Franchise Fund (Series II) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. American Franchise Fund (Series II)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is to seek capital growth.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid - and large - capitalization issuers. The principal type of equity security in which the Fund invests is common stock.

The Fund invests primarily in securities that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries,

The Fund may invest up to 20% of its net assets in securities of foreign issuers.

The Fund’s investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser), uses a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a company’s financial statements and discussions with company management teams, suppliers, distributors, competitors, and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company’s business cycle, and other factors that best reflect a company’s value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities.

The Adviser considers whether to sell a particular security when a company hits the price target, a company’s fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price.

which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Foreign Securities Risk • Growth Investing Risk • Management Risk • Market Risk • Mid-Capitalization Companies Risk • Sector Focus Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. In addition, each Portfolio utilizes fundamental investment processes to make investments. While each Portfolio primarily invests in U.S. companies, each Portfolio may invest a portion of its assets in foreign companies. Also, each Portfolio uses the Russell 1000® Growth Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. While the Replacement Portfolio primarily invests only in large-capitalization companies as part of its principal investment strategies, the Existing Portfolio may invest in companies of any size. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 100% of the Existing Portfolio’s assets were invested in stocks, 94.26% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”17 and 93.72% and 6.48% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $90.205 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $572.43 million. The proposed Substitution will involve approximately $13.51 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. American Franchise Fund	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Series II	—
Management Fee	0.67%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.21%	1.91%
Total Annual Operating Expenses	1.13%	2.78%
Fee Waiver / Expense Reimbursement	N/A	(1.78%)*
Net Annual Operating Expenses	1.13%	1.00%

Management Fee Breakpoint Schedule	First $250m - 0.695% Next $250m - 0.67% Next $500m - 0.645% Next $550m - 0.62% Next $3.45m - 0.60% Next $250m - 0.595% Next $2.25b - 0.57% Next $2.5b - 0.545% Over $10b - 0.52%	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[17]	See supra note 9.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. American Franchise Fund
Series II	2.02%	4.95%	12.88%	7.26%
Russell 1000® Growth Index (reflects no deductions for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. American Franchise Fund (Series II) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 8.	MFS® Growth Series (Service Class) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Growth Series (Service Class)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Stock Market/Company Risk • Growth Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is capital appreciation / growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of large-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. In addition, each Portfolio utilizes fundamental investment processes to make investments. Also, the market index used by the Existing Portfolio as its performance benchmark, the Russell 1000® Growth Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. While each Portfolio primarily invests in large-capitalization companies, only the Existing Portfolio may invest in companies of any size as part of its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 99.21% of the Existing Portfolio’s assets were invested in stocks, 86.09% were invested in securities of companies Morningstar classifies as “large” or “giant,”18 and 95.94% and 3.27% were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016 the average market capitalization of the Existing Portfolio’s portfolio companies was $60.005 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[18]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.42 billion. The proposed Substitution will involve approximately $3.08 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Growth Series	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Service Class	—
Management Fee	0.71%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	1.91%
Total Annual Operating Expenses	1.01%	2.78%
Fee Waiver / Expense Reimbursement	N/A	(1.78%)*
Net Annual Operating Expenses	1.01%	1.00%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% in excess of $1b	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Growth Series
Service Class	2.18%	6.02%	13.75%	8.49%
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Growth Series (Service Class) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000072167; C000072168; C000023936

Substitution No. 9.	Oppenheimer Capital Appreciation Fund/VA (Service Shares) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer Capital Appreciation Fund/VA (Service Shares)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

OppenheimerFunds, Inc.	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The Fund seeks capital appreciation.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market. These may be newer companies or established companies of any capitalization range that the portfolio manager believes may appreciate in value over the long term. Currently, the Fund primarily focuses on established companies that are similar in size to companies in the S&P 500 Index or the Russell 1000 Growth Index. The Fund primarily invests in securities of U.S. issuers but may also invest in foreign securities. The portfolio manager looks for growth companies with stock prices that he believes are reasonable in relation to overall stock market valuations. In seeking broad diversification of the Fund’s portfolio among industries and market sectors, the portfolio manager focuses on a number of factors that may vary in particular cases and over time. Currently, the portfolio manager looks for:

•       companies in business areas that have above-average growth potential,

•       companies with growth rates that the portfolio manager believes are sustainable over time,

•       stocks with reasonable valuations relative to their growth potential.

The Fund may sell the stocks of companies that the portfolio manager believes no longer meet the above criteria, but is not required to do so.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Risks of Investing in Stocks • Industry and Sector Focus • Risks of Growth Investing

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes growth of capital / capital appreciation. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. The market capitalization ranges targeted by the Portfolios are nearly identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 1000® Growth Index (the Existing Portfolio also seeks to invest in companies with market capitalizations similar to the companies included in the S&P 500 Index). Also, each Portfolio uses the Russell 1000® Growth Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. While each Portfolio primarily invests in large-capitalization companies, the Existing Portfolio seeks to invest in companies that are similar in size to companies in the S&P 500 Index or the Russell 1000® Growth Index, and the Replacement Portfolio seeks to invest in companies that are similar in size to companies in the Russell 1000® Growth Index. Also, unlike the Replacement Portfolio, the Existing portfolio does not include investments in foreign securities as part of its principal investment strategies, although the Existing Portfolio has the flexibility to invest in foreign securities.19 Despite any differences between the Portfolios, however, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in large-capitalization

[19]	See Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177), Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 26, 2016).

companies. Also, as of December 31, 2016, 96.10% of the Existing Portfolio’s assets were invested in stocks, 81.35% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”20 and 92.27% and 3.83% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $74.765 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $796.98 million. The proposed Substitution will involve approximately $87.40 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Capital Appreciation Fund/VA	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Service Shares	—
Management Fee	0.69%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.12%	1.91%
Total Annual Operating Expenses	1.06%	2.78%
Fee Waiver / Expense Reimbursement	(0.01%)*	(1.78%)**
Net Annual Operating Expenses	1.05%	1.00%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.58% over $1b	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.80% for Non-Service Shares and 1.05% for Service Shares as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[20]	See supra note 9.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Oppenheimer Capital Appreciation Fund/VA
Service Shares	-2.43%	5.07%	11.31%	5.07%
Russell 1000 Growth Index (reflects no deductions for fees, expenses or taxes)	7.08%	8.55%	14.50%	8.33%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Contracts Affected

Contract ID Nos. of Contracts Affected
Oppenheimer Capital Appreciation Fund/VA (Service Shares) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 10.	T. Rowe Price Blue Chip Growth Portfolio (Class II) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

T. Rowe Price Blue Chip Growth Portfolio (Class II)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

T. Rowe Price Associates, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The fund seeks to provide long-term capital growth. Income is a secondary objective.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in the common stocks of large- and medium-sized blue chip growth companies. These are firms that, in our view, are well established in their industries and have the potential for above-average earnings growth. We focus on companies with leading market positions, seasoned management, and strong	The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market financial fundamentals. The fund’s investment approach reflects our belief that solid company fundamentals (with an emphasis on the potential for strong growth in earnings per share or operating cash flow) combined with a positive outlook for a company’s industry will ultimately reward investors with strong investment performance. Some of the companies we target for the fund should have good prospects for dividend growth, and the fund may at times invest significantly in stocks of technology companies.

In pursuing its investment objective, the fund has the discretion to deviate from its normal investment criteria. These situations might arise when the fund’s adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most assets will typically be invested in U.S. common stocks, the fund may invest in foreign stocks in keeping with the fund’s objectives.

The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.2 billion to $523 billion as of June 30, 2016.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management.

Principal Risks	Principal Risks

• Active Management Risk • Risks of U.S. Stock Investing • Investment Style Risk • Market Capitalization Risk • Industry Risk • Foreign Investing Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk.

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund. In addition, each Portfolio focuses on investments in U.S. companies, but may also invest a portion of its assets in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes income as a secondary investment objective.

This difference is mitigated by the fact that neither Portfolio invests in debt securities, and by the fact that the Replacement Portfolio’s investments in equity securities will generate income, including investments in dividend-paying stocks, preferred stock, and convertible securities. Indeed, as of December 31, 2016, the Russell 1000®Growth Index had a dividend yield of 1.69%, and the Replacement Portfolio will select securities of companies with characteristics similar to the companies included in the Russell 1000®Growth Index. By comparison, as of June 30, 2016, the Existing Portfolio had a dividend yield of 0.90%. While the Replacement Portfolio primarily invests only in large-capitalization companies, the Existing Portfolio invests in large- and medium-capitalization companies under its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth oriented investments in large-capitalization companies. Also, as of December 31, 2016, 99.17% of the Existing Portfolio’s assets were invested in stocks, 91.69% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”21 and 92.76% and 6.41% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, and the average market capitalization of the Existing Portfolio’s portfolio companies was $84.913 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Growth Index (approximately $238 million to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $837.16 million. The proposed Substitution will involve approximately $44.55 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	T. Rowe Price Blue Chip Growth Portfolio	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class II	—
Management Fee	0.85%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.00%	1.91%
Total Annual Operating Expenses	1.10%	2.78%
Fee Waiver / Expense Reimbursement	NA	(1.78%)*
Net Annual Operating Expenses	1.10%	1.00%
Management Fee Breakpoint Schedule	N/A	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.00% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[21]	See supra note 9.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – T. Rowe Price Blue Chip Growth Portfolio
Class II	0.54%	6.63%	15.02%	8.03%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	11.96%	8.87%	14.66%	6.95%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	N/A	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses, or taxes)	7.08%	8.55%	14.50%	8.33%

Substitution No. 11.	Invesco V.I. Core Equity Fund (Series II) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Core Equity Fund (Series II)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at attractive valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 25% of its net assets in foreign securities. The Fund may also invest up to 20% of its net assets in debt securities, including foreign government debt securities.

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as those companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $2.7 billion to $571 billion as of June 30, 2016. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

The Fund may purchase securities of companies with security prices that reflect a value lower than that which the Subadvisor places on the company or security, as applicable.

The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.

The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer’s capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to assess an issuer’s competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer’s value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management with a long-term perspective, a strong competitive position and is trading at an attractive valuation.

The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

Principal Risks	Principal Risks

•       Cash/Cash Equivalents Risk

•       Debt Securities Risk

•       Derivatives Risk

•       Foreign Government Debt Risk

•       Foreign Securities Risk

•       Management Risk

•       Market Risk

•       Small- and Mid-Capitalization Companies Risks

•       Active Trading Risk

•       Equity Securities Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes growth of capital / capital appreciation. Each Portfolio primarily invests in equity securities, and each Portfolio focuses on investments in the common stocks of large-capitalization companies. The Existing Portfolio’s focus on large-capitalization companies is further reflected in its Morningstar categorization, as Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.22 Each Portfolio may invest in equity securities other than common stocks, including convertible securities and preferred stock. Like the Replacement Portfolio, the Existing Portfolio is not constrained to any particular investment style. Each Portfolio utilizes fundamental investment processes to make investments. Also, a market index used by the Existing Portfolio as a performance benchmark, the S&P 500® Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities and debt securities as part of its principal investment strategies, and the Existing Portfolio may invest in companies of any size under its principal investment strategies (although it substantially invests in large-capitalization companies). Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 9.92% of its assets in cash, 90.08% of its assets in stocks, and 0.00% of its assets in bonds and other investments (including derivatives). Like the Replacement Portfolio, the Existing Portfolio may invest in growth stocks, value stocks, or both. As of December 31, 2016, the Existing Portfolio invested approximately 20.03% of its portfolio in value stocks, approximately 42.20% of its portfolio in growth stocks, and the remainder in blend stocks that may have characteristics of both growth and value stocks. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund, which reflects the Existing Portfolio’s focus on large-capitalization companies. As of December 31, 2016, 89.02% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant.”23 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $59.736 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index (approximately $2.8 billion to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. With respect to the Existing Portfolio’s investments in foreign securities, as of December 31, 2016, the Existing Portfolio invested only 13.06% of its equity assets in non-U.S. companies and invested 0.00% of its debt assets in securities of non-U.S. companies (the Existing Portfolio did not have any debt investments). The

[22]	Morningstar’s “blend” category includes stocks for which neither growth nor value characteristics predominate.
[23]	See supra note 9.

Existing Portfolio also states that it seeks to minimize loss of capital and reduce excessive volatility. Although the Replacement Portfolio does not employ a risk management strategy, the Replacement Portfolio’s portfolio managers consider preservation of capital and volatility when constructing the portfolio, and the Replacement Portfolio also invests a portion of its assets in cash and cash equivalents.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.21 billion. The proposed Substitution will involve approximately $153.67 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Core Equity Fund	Guardian Diversified Research VIP Fund
Share Class	Series II	—
Management Fee	0.61%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	1.84%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	1.07%	2.69%
Fee Waiver / Expense Reimbursement	(0.01%)*	(1.73%)**
Net Annual Operating Expenses	1.06%	0.96%
Management Fee Breakpoint Schedule	0.65% of the first $250m 0.60% of the excess over $250m	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Core Equity Fund
Series II	11.29%	4.60%	12.53%	2.85%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	11.96%	8.87%	14.66%	6.95%
Russell 1000® Index (reflects no deductions for fees, expenses or taxes)	12.05%	8.59%	14.69%	7.08%
Lipper VUF Large-Cap Core Funds Index	10.94%	7.57%	13.75%	6.23%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	11.96%	8.87%	14.66%	6.95%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Core Equity Fund (Series II) replaced by Guardian Diversified Research VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000114265; C000072167; C000072168; C000023936

Substitution No. 12.	MFS® Core Equity Portfolio (Service Class) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Core Equity Portfolio (Service Class)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as those companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $2.7 billion to $571 billion as of June 30, 2016. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

MFS may invest the fund’s assets in companies of any size.

MFS may invest the fund’s assets in foreign securities.

A team of investment research analysts selects investments for the fund. MFS allocates the fund’s assets to analysts by industries.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Fund may purchase securities of companies with security prices that reflect a value lower than that which the Subadvisor places on the company or security, as applicable. The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

Principal Risks	Principal Risks

• Stock Market/Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is capital appreciation. Each Portfolio primarily invests in equity securities, and each Portfolio may invest in equity securities other than common stocks, including convertible securities and preferred stock. Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.24 Each Portfolio utilizes fundamental investment processes to make investments. Also like the Replacement Portfolio, the Existing Portfolio is not constrained to any particular investment style, and each Portfolio may invest in growth stocks or value stocks or both.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities as part of its principal investment strategies, and only the Existing Portfolio may invest in companies of any size under its principal investment strategies. Despite these differences, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, 98.90% of the Existing Portfolio’s assets were invested in stocks, and 71.43% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant.”25 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $38.139 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index (approximately $2.8 billion to

[24]	See supra note 22.
[25]	See supra note 9.

$608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund, which further reflects the Existing Portfolio’s focus on large-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio may invest in growth stocks or value stocks or both. As of December 31, 2016, the Existing Portfolio was weighted towards growth stocks (approximately 48%), but the Existing Portfolio also heavily invested in value stocks and blend stocks, which may have characteristics of growth and value stocks (together, approximately 52%). Also, with respect to the Existing Portfolio’s investments in foreign securities, as of December 31, 2016, the Existing Portfolio invested only 4.66% of its assets in non U.S. companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $198.92 million. The proposed Substitution will involve approximately $0.57 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Core Equity Portfolio	Guardian Diversified Research VIP Fund
Share Class	Service Class	—
Management Fee	0.75%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.11%	1.84%
Total Annual Operating Expenses	1.11%	2.69%
Fee Waiver / Expense Reimbursement	N/A	(1.73%)*
Net Annual Operating Expenses	1.11%	0.96%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b 0.60% in excess of $2.5b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Core Equity Portfolio
Service Class	11.07%	7.10%	13.91%	6.88%
Russell 3000® Index (reflects no deduction for fees, expenses, or taxes)	12.74%	8.43%	14.67%	7.07%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	11.96%	8.87%	14.66%	6.95%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Core Equity Portfolio (Service Class) replaced by Guardian Diversified Research VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 13.	MFS® Investors Trust Series (Service Class) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Investors Trust Series (Service Class)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as those companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $2.7 billion to $571 billion as of June 30, 2016. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

The Fund may purchase securities of companies with security prices that reflect a value lower than that which the Subadvisor places on the company or security, as applicable.

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

Principal Risks	Principal Risks

• Stock Market/Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is capital appreciation. Each Portfolio primarily invests in equity securities of large-capitalization companies. The Existing Portfolio’s focus on large-capitalization companies is further reflected in its Morningstar categorization, as Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.25 Each Portfolio may invest in equity securities other than common stocks, including convertible securities and preferred stock. Also, like the Replacement Portfolio, the Existing Portfolio is not constrained to any particular investment style, and each Portfolio may invest in growth stocks or value stocks or both. Each Portfolio utilizes fundamental investment processes to make investments. In addition, the market index used by the Existing Portfolio as its performance benchmark, the S&P 500® Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities as part of its principal investment strategies, and only the Existing Portfolio may invest in companies of any size under its principal investment strategies. Despite these differences, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, 99.26% of the Existing Portfolio’s assets were invested in stocks, and 92.11% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant.”26 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $68.696 billion, which is well within the market-capitalization

[25]	See supra note 22.
[26]	See supra note 9.

range of the companies included in the S&P 500® Index (approximately $2.8 billion to $608 billion as of December 31, 2016) the market index used by the Replacement Portfolio to identify large-capitalization companies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund, which further reflects the Existing Portfolio’s focus on large-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio may invest in growth stocks or value stocks or both. As of December 31, 2016, the Existing Portfolio was weighted towards growth stocks (approximately 50%), but the Existing Portfolio also heavily invested in value stocks and blend stocks, which may have characteristics of growth and value stocks (together, approximately 50%). Also, with respect to the Existing Portfolio’s investments in foreign securities, as of December 31, 2016, the Existing Portfolio invested only 10.02% of its assets in non U.S. companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $499.54 million. The proposed Substitution will involve approximately $1.11 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Investors Trust Series	Guardian Diversified Research VIP Fund
Share Class	Service Class	—
Management Fee	0.75%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	1.84%
Total Annual Operating Expenses	1.07%	2.69%
Fee Waiver / Expense Reimbursement	N/A	(1.73%)*
Net Annual Operating Expenses	1.07%	0.96%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b 0.60% over $2.5b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Investors Trust Series
Service Class	8.32%	6.22%	13.41%	6.56%
Standard & Poor’s 500 Stock Index (reflects no deduction for fees, expenses, or taxes)	11.96%	8.87%	14.66%	6.95%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	11.96%	8.87%	14.66%	6.95%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Investors Trust Series (Service Class) replaced by Guardian Diversified Research VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 14.	Pioneer Fund VCT Portfolio (Class II) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Pioneer Fund VCT Portfolio (Class II)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Pioneer Investment Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

Reasonable income and capital growth.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The portfolio invests in a broad group of carefully selected securities that the portfolio’s adviser believes are reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests predominantly in equity securities. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), depositary receipts, warrants, rights and preferred stocks.

The portfolio primarily invests in securities of U.S. issuers. The portfolio may invest up to 15% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 15% of its net assets in REITs.

The portfolio may invest in initial public offerings of equity securities. The portfolio may also invest in investment grade and below investment grade debt securities (known as “junk bonds”).

The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such as stock index futures and options, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities selling at reasonable prices or substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations. In selecting securities, the adviser considers a security’s potential to provide a reasonable amount of income. The adviser focuses on the quality and price of individual issuers.

The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as those companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $2.7 billion to $571 billion as of June 30, 2016. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

The Fund may purchase securities of companies with security prices that reflect a value lower than that which the

Subadvisor places on the company or security, as applicable. The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

Principal Risks	Principal Risks

•       Market Risk

•       Value Style Risk

•       Portfolio Selection Risk

•       Risks of Investments in Real Estate Related Securities

•       Risks of Warrants and Rights

•       Preferred Stocks Risk

•       Risks of Initial Public Offerings

•       Risks of Investment in Other Funds

•       Debt Securities Risk

•       Risks of Non-U.S. Investments

•       Market Segment Risk

•       Derivatives Risk

•       Leverage Risk

•       Valuation Risk

•       Liquidity Risk

•       Expense Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

•       Portfolio Turnover Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes growth of capital / capital appreciation. Each Portfolio primarily invests in equity securities, including common stocks, preferred stocks, and convertible securities. Like the Replacement Portfolio, the Existing Portfolio targets investments in large-capitalization U.S. companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap blend domestic stock fund.27 In addition, like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments under its principal investment strategies. Also, both Portfolios utilize fundamental investment processes to make investments.

[27]	See supra note 22.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes reasonable income as part of its investment objective. This difference is mitigated by the fact that the Replacement Portfolio’s investments in equity securities will generate income, including investments in dividend-paying stocks, preferred stock, and convertible securities. Indeed, as of December 31, 2016, the S&P 500® Index had a dividend yield of 2.04%, and the Replacement Portfolio will select securities of companies with characteristics similar to the companies included in the S&P 500® Index. Also unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities (including emerging markets), REITs, and debt securities (including investment grade and below investment grade debt securities) as part of its principal investment strategies. However, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 98.99% of its assets in stocks, 1.01% in cash, and 0.00% in bonds and other investments (including derivatives). With respect to the Existing Portfolio’s investments in stocks, 89.04% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant.”28 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $89.76 billion, which is well within the market-capitalization range of the companies included in the S&P 500® Index (approximately $3 billion to $608 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. Also, as of December 31, 2016, the Existing Portfolio invested 0.00% of its assets in debt securities (including investment grade and non-investment grade debt securities), 0.00% of its assets were invested in REITs or the real estate sector generally, and 0.00% of its assets were invested in non-U.S. companies (including investments invested in emerging markets).

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[28]	See supra note 9.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $136.95 million. The proposed Substitution will involve approximately $0.06 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Fund VCT Portfolio	Guardian Diversified Research VIP Fund
Share Class	Class II	—
Management Fee	0.65%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.11%	1.84%
Total Annual Operating Expenses	1.01%	2.69%
Fee Waiver / Expense Reimbursement	N/A	(1.73%)*
Net Annual Operating Expenses	1.01%	0.96%
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.96% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Pioneer Fund VCT Portfolio
Class II	9.62%	6.55%	12.08%	5.32%
S&P 500 (reflects no deduction for fees, expenses or taxes)	11.96%	8.87%	14.66%	6.95%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	11.96%	8.87%	14.66%	6.95%

Contracts Affected

Contract ID Nos. of Contracts Affected
Pioneer Fund VCT Portfolio (Class II) replaced by Guardian Diversified Research VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 15.	BlackRock Large Cap Value V.I. Fund (Class III) replaced by Guardian Large Cap Disciplined Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

BlackRock Large Cap Value V.I. Fund (Class III)	Guardian Large Cap Disciplined Value VIP Fund

Investment Adviser	Investment Adviser

BlackRock Advisors, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Boston Partners Global Investors, Inc.

Investment Objective	Investment Objective

The investment objective of the BlackRock Large Cap Value V.I. Fund (the “Fund”) is to seek long-term capital growth.	The Fund seeks to provide long-term growth of capital primarily through investment in equity securities. Current income is a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its assets in a diversified portfolio of equity securities, primarily common stock, of large cap companies located in the United States included at the time of purchase in the Russell 1000® Value Index. Equity securities are common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock. Large cap companies are companies that at the time of purchase have a market capitalization equal to or greater than the top 80% of the companies that comprise the Russell 1000® Index. As of March 31, 2016, the lowest market capitalization in this group was approximately $3.7 billion. The market capitalizations of companies in the index change with market conditions and the composition of the index. The Fund seeks to outperform the Russell 1000® Value Index by investing primarily in equity securities that Fund management believes are undervalued.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. Boston Partners Global Investors, Inc., the Fund’s subadviser (“Subadviser”), defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund invests primarily in a diversified portfolio of equity securities that are identified by the Subadviser as having value characteristics.

The Fund may invest up to 20% of its total assets in foreign currency-denominated securities, measured at the time of investment.

The Fund may participate as a purchaser in initial public offerings of securities (“IPOs”).

The Subadviser examines various factors in determining the value characteristics of issuers, including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer’s operating and financial fundamentals, such as return on equity and earnings growth and cash flow. The Subadviser selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth, and other investment criteria.

Principal Risks	Principal Risks

• Equity Securities Risk • Investment Style Risk • Market Risk and Selection Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Initial Public Offering Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of large-capitalization U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in large-capitalization companies, and Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund. Each Portfolio may invest in equity securities other than common stocks, including convertible securities and preferred stock. In addition, the market capitalization ranges targeted by the Portfolios are substantially similar, as the Existing Portfolio and the Replacement Portfolio seek to invest in companies with market capitalizations similar to the companies included in the Russell 1000® Index (approximately $505 million to $634 billion as of March 31, 2016) and the Russell 1000® Value Index (approximately $238 million to $608 billion as of June 30, 2016), respectively. Also, the Existing Portfolio seeks to invest in companies included in the Russell 1000® Value Index and uses the Russell 1000® Value Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes current income as a secondary investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016 the Existing Portfolio had a dividend yield of 1.90%, whereas the Russell 1000® Value Index had a dividend yield of 2.40%, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell 1000® Value Index. Also, unlike the Existing Portfolio, the Replacement Portfolio includes investments in foreign securities as part of its principal investment strategies. However, each Portfolio primarily invests in U.S. companies, and the Existing Portfolio also may invest in foreign securities.29 Moreover, the Existing Portfolio invests a portion of its assets in non-U.S. companies. As of December 31, 2016, the Existing Portfolio invested 7.36% of its assets in foreign securities. Otherwise, the Portfolios primarily invest in the same asset class, target substantially similar market capitalizations, and have similar geographic focuses.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $100.79 million. The proposed Substitution will involve approximately $1.27 million of the net assets of the Existing Portfolio’s Class III shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	BlackRock Large Cap Value V.I. Fund	Guardian Large Cap Disciplined Value VIP Fund
Share Class	Class III	—
Management Fee	0.75%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.34%	1.51%
Total Annual Operating Expenses	1.34%	2.41%
Fee Waiver / Expense Reimbursement	(0.10%)*	(1.43%)**
Net Annual Operating Expenses	1.24%	0.98%
Management Fee Breakpoint Schedule	Up to $1b – 0.65% > $1b to $3b – 0.61% > $3b to $5b – 0.59% > $5b to $10b – 0.57% > $10b – 0.55%	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2017. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.11% (for Class III Shares) of average daily net assets through April 30, 2017. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[29]	See BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 14, 2016).

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – BlackRock Large Cap Value V.I. Fund
Class III	13.17%	7.37%	13.29%	4.16%
Russell 1000® Value Index (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Large Cap Disciplined Value VIP Fund
Guardian Large Cap Disciplined Value VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
BlackRock Large Cap Value V.I. Fund (Class III) replaced by Guardian Large Cap Disciplined Value VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 16.	Invesco V.I. Value Opportunities Fund (Series II) replaced by Guardian Large Cap Disciplined Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Value Opportunities Fund (Series II)	Guardian Large Cap Disciplined Value VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Boston Partners Global Investors, Inc.

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks to provide long-term growth of capital primarily through investment in equity securities. Current income is a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal market conditions, in a portfolio of common stocks, preferred stocks and convertible securities.

Under normal market conditions, the Fund will invest in securities of large-capitalization, mid-capitalization and small-capitalization issuers with market capitalizations equal to or greater than the unweighted median market capitalization of companies in the S&P 1500 Value Index. Notwithstanding this limitation, Invesco Advisers, Inc. (Invesco or the Adviser) will not be required to sell a security, and may purchase additional securities of an issuer with a market capitalization below this size, if the issuer had a market capitalization at least this size at the time the security was initially purchased for the Fund.

The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 25% of its net assets in securities of foreign issuers, including securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles, and depositary receipts.

The Fund can invest in derivative instruments including futures contracts and options.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

The Fund can use options to seek alpha (return on investments in excess of the S&P 1500 Value Index) or to mitigate risk.

The Fund may invest in unseasoned issuers or in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, services, markets or resources or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts. As a result of the Fund’s stock selection process, a significant portion of the Fund’s assets may be invested in companies within the same industries or sectors of the market.

The Fund emphasizes a value style of investing and the portfolio managers seek to invest in undervalued companies they believe possess the potential for capital growth. In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:

•       Buy businesses trading at a significant discount to the portfolio managers’ estimate of intrinsic value. The portfolio managers believe intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire issuer for cash.

•       Emphasize quality businesses with potential to grow intrinsic value over time. The portfolio managers primarily seek issuers that they believe have solid growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. Boston Partners Global Investors, Inc., the Fund’s subadviser (“Subadviser”), defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund invests primarily in a diversified portfolio of equity securities that are identified by the Subadviser as having value characteristics.

The Fund may invest up to 20% of its total assets in foreign currency-denominated securities, measured at the time of investment.

The Fund may participate as a purchaser in initial public offerings of securities (“IPOs”).

The Subadviser examines various factors in determining the value characteristics of issuers, including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer’s operating and financial fundamentals, such as return on equity and earnings growth and cash flow. The Subadviser selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth, and other investment criteria.

The portfolio managers will consider selling a security if a more attractive investment opportunity is identified, if a security is trading near or above the portfolio managers’ estimate of intrinsic value or if there is a fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value.

The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual issuers as opposed to macroeconomic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the Fund’s portfolio rather than mirror the composition or sector weights of any benchmark.

Principal Risks	Principal Risks

•       Convertible Securities Risk

•       Depositary Receipts Risk

•       Derivatives Risk

•       Emerging Markets Securities Risk

•       Foreign Securities Risk

•       Initial Public Offerings (IPO) Risk

•       Management Risk

•       Market Risk

•       Preferred Securities Risk

•       REIT Risk/Real Estate Risk

•       Sector Focus Risk

•       Small- and Mid-Capitalization Companies Risks

•       Unseasoned Issuer Risk

•       Value Investing Style Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Initial Public Offering Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. companies. Each Portfolio invests in equity securities other than common stocks, including preferred stocks and convertible securities. Each Portfolio targets value-oriented investments, and each Portfolio invests in large-capitalization companies under its principal investment strategies.

There is a substantial overlap in the market capitalization ranges targeted by the Portfolios. The Existing Portfolio seeks to invest in companies with market capitalizations equal to or greater than the unweighted median market capitalization of the companies included in the S&P 1500 Value Index (approximately $105 million to $361 billion, $2.79 billion median, as of December 31, 2016), and the Replacement Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the and Russell 1000® Value Index (approximately $238 million to $608 billion, $8.29 billion median, as of December 31, 2016), respectively. Each Portfolio utilizes fundamental investment processes to make investments. Also, each Portfolio focuses on investments in U.S. companies and may invest a portion of its assets in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes current income as a secondary investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 1.26%, whereas the Russell 1000® Value Index had a dividend yield of 2.47%, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell 1000® Value Index. Also, unlike the Replacement Portfolio, the Existing Portfolio includes investments in mid-capitalization and small-capitalization companies as part of its principal investment strategies, and only the Existing Portfolio includes investments in REITs and emerging markets as part of its principal investment strategies and risks. Despite these differences, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the average market capitalization of the companies in which the Existing Portfolio invested was $19.932 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016). With respect to the Existing Portfolio’s investments in REITs, as of December 31, 2016, the Existing Portfolio invested only 2.41% of its equity assets in REITs or the real estate sector generally. With respect to the Existing Portfolio’s investments in emerging markets, as of December 31, 2016, the Existing Portfolio invested 2.52% of its assets in foreign securities, and only 1.34% was invested in emerging markets.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $140.16 million. The proposed Substitution will involve approximately $1.57 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Value Opportunities Fund	Guardian Large Cap Disciplined Value VIP Fund
Share Class	Series II	—
Management Fee	0.70%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.24%	1.51%
Total Annual Operating Expenses	1.19%	2.41%
Fee Waiver / Expense Reimbursement	N/A	(1.43%)*
Net Annual Operating Expenses	1.19%	0.98%
Management Fee Breakpoint Schedule

0.695% of the first $250m

0.67% of the next $250m

0.645% of the next $500m

0.62% of the next $1.5b

0.595% of the next $2.5b

0.57% of the next $2.5b

0.545% of the next $2.5b

0.52% of the excess over $10b

		0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Value Opportunities Fund
Series II	17.92%	3.88%	11.94%	2.72%
S&P 1500 Value Index (reflects no deductions for fees, expenses or taxes)	18.49%	8.63%	14.87%	5.83%
Replacement Portfolio – Guardian Large Cap Disciplined Value VIP Fund
Guardian Large Cap Disciplined Value VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.66%	6.95%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Value Opportunities Fund (Series II) replaced by Guardian Large Cap Disciplined Value VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 17.	MFS® Value Series (Service Class) replaced by Guardian Large Cap Disciplined Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Value Series (Service Class)	Guardian Large Cap Disciplined Value VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Boston Partners Global Investors, Inc.

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks to provide long-term growth of capital primarily through investment in equity securities. Current income is a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies).

While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

MFS may invest the fund’s assets in foreign securities.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. Boston Partners Global Investors, Inc., the Fund’s subadviser (“Subadviser”), defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund invests primarily in a diversified portfolio of equity securities that are identified by the Subadviser as having value characteristics.

The Fund may invest up to 20% of its total assets in foreign currency-denominated securities, measured at the time of investment.

The Fund may participate as a purchaser in initial public offerings of securities (“IPOs”).

The Subadviser examines various factors in determining the value characteristics of issuers, including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer’s operating and financial fundamentals, such as return on equity and earnings growth and cash flow. The Subadviser selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth, and other investment criteria.

Principal Risks	Principal Risks

• Stock Market/Company Risk • Value Company Risk • Foreign Risk • Liquidity Risk • Investment Selection Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Initial Public Offering Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes capital appreciation / growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of large-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio targets value-oriented investments. Each Portfolio utilizes fundamental investment processes to investments. Also, each Portfolio focuses on investments in U.S. companies and may invest a portion of its assets in foreign securities. In addition, the market index used by the Existing Portfolio as its performance benchmark, the Russell 1000® Value Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes current income as a secondary investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 2.3%, whereas the Russell 1000® Value Index had a dividend yield of 2.1%, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell 1000® Value Index. While each Portfolio primarily invests in large-capitalization companies, only the Existing Portfolio may invest in companies of any size as part of its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, 99.81% of the Existing Portfolio’s assets were invested in stocks, 92.79% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,”30 and 93.94% and 5.87% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $74.564 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. With respect to the Portfolios’ investment styles, as of December 31, 2016, the Existing Portfolio’s invested approximately 44.55% of its portfolio in value stocks, 16.01% of its portfolio in growth stocks, and 39.43% of its portfolio in blend stocks, which may have characteristics of both value and growth stocks.

[30]	See supra note 9.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $2.27 billion. The proposed Substitution will involve approximately $1.18 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Value Series	Guardian Large Cap Disciplined Value VIP Fund
Share Class	Service Class	—
Management Fee	0.69%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.04%	1.51%
Total Annual Operating Expenses	0.98%	2.41%
Fee Waiver / Expense Reimbursement	N/A	(1.43%)*
Net Annual Operating Expenses	0.98%	0.98%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b 0.60% over $2.5b	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Value Series
Service Class	13.78%	7.49%	14.31%	6.71%
Russell 1000 Value Index® (reflects no deduction for fees, expenses, or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Large Cap Disciplined Value VIP Fund
Guardian Large Cap Disciplined Value VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Value Series (Service Class) replaced by Guardian Large Cap Disciplined Value VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 18.	Pioneer Equity Income VCT Portfolio (Class II) replaced by Guardian Large Cap Disciplined Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Pioneer Equity Income VCT Portfolio (Class II)	Guardian Large Cap Disciplined Value VIP Fund

Investment Adviser	Investment Adviser

Pioneer Investment Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Boston Partners Global Investors, Inc.

Investment Objective	Investment Objective

Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	The Fund seeks to provide long-term growth of capital primarily through investment in equity securities. Current income is a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 20% of its total assets in securities of non-U.S. issuers, including depositary receipts. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. Boston Partners Global Investors, Inc., the Fund’s subadviser (“Subadviser”), defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund invests primarily in a diversified portfolio of equity securities that are identified by the Subadviser as having value characteristics.

The Fund may invest up to 20% of its total assets in foreign currency-denominated securities, measured at the time of investment.

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio also may invest in investment grade and below investment grade debt securities (known as “junk bonds”). The portfolio may invest up to 10% of its net assets in junk bonds, including below investment grade convertible debt securities.

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities that are selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. The adviser also considers a security’s potential to provide a reasonable amount of income. In making these assessments, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser generally sells a portfolio security when it believes that the security’s market value reflects its underlying value.

The Fund may participate as a purchaser in initial public offerings of securities (“IPOs”).

The Subadviser examines various factors in determining the value characteristics of issuers, including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer’s operating and financial fundamentals, such as return on equity and earnings growth and cash flow. The Subadviser selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth, and other investment criteria.

Principal Risks	Principal Risks

•       Market Risk

•       Value Style Risk

•       Income Producing Securities Risk

•       Large Capitalization Companies Risk

•       Portfolio Selection Risk

•       Risks of Non-U.S. Investments

•       Risks of Initial Public Offerings

•       Risks of Investment in Other Funds

•       Risks of Investments in Real Estate Related Securities

•       Risks of Convertible Securities

•       Preferred Stocks Risk

•       Debt Securities Risk

•       High Yield or “Junk” Bond Risk

•       Market Segment Risk

•       Derivatives Risk

•       Leveraging Risk

•       Valuation Risk

•       Liquidity Risk

•       Expense Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Initial Public Offering Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital and current income. The Existing Portfolio and the Replacement Portfolio seek to achieve their investment objectives by investing at least 80% of total assets and at least 80% of net assets, respectively, in equity securities of U.S. companies. Each Portfolio invests in equity securities other than common stocks, including preferred stocks and convertible securities. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund. Each Portfolio uses fundamental investment processes to make investments. Also, each Portfolio primarily invests in U.S. companies and may invest 20% of its total assets in foreign securities. In addition, the market index used by the Existing Portfolio as its performance benchmark, the Russell 1000® Value Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in debt securities, including below investment grade debt securities or “junk bonds,” and investments in emerging markets and REITs as part of its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 99.64% of its assets in stocks, 0.36% in cash, and 0.00% in bonds (including investment grade and non-investment grade debt securities) and other investments (including derivatives). As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund, which reflects the Existing Portfolio’s focus on value oriented investments in large-capitalization companies. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $26.739 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016), the market index used by the Replacement Portfolio to identify large-capitalization companies. With respect to the Existing Portfolio’s investments in debt securities, as of December 31, 2016, the Existing Portfolio invested 0.00% of its assets in debt securities, including investments in junk bonds. With respect to the Existing Portfolio’s investment in foreign securities, as of December 31, 2016, the Existing Portfolio invested 9.65% of its assets in non-U.S. companies and 0.00% of those investments were in emerging markets. With respect to the Existing Portfolio’s investments in REITs, as of December 31, 2016, only 2.95% of the Existing Portfolio’s equity assets were invested in REITs or the real estate sector generally.

Unlike the Replacement Portfolio, the Existing Portfolio’s principal investment strategies provide that the Existing Portfolio may invest in debt securities, including up to 10% of its net assets in below investment grade debt securities (or “junk bonds”). However, according to Morningstar, the Existing Portfolio has not invested in debt securities (including junk bonds) since March 2014. In addition, although the Replacement Portfolio may invest in foreign securities, only the Existing Portfolio has the flexibility to invest in emerging markets. Nonetheless, the Existing Portfolio may only invest up to 5% of its total assets in the securities of emerging markets issuers, indicating that emerging market investments are not a significant part of the Existing Portfolio’s principal investment strategies. Indeed, according to Morningstar, the Existing Portfolio has invested less than 5% of its assets in emerging markets since at least March 2014. Also, only the Existing Portfolio invests in REITs as part of its principal investment strategies (the Existing Portfolio may invest up to 20% of its net assets in REITs). However, the Existing Portfolio does not invest significantly in REITs. According to Morningstar, the Existing Portfolio has invested only 0.80% to 3.50% of its net assets in REITs since March 2014. As of December 31, 2016, the Existing Portfolio invested only 2.95% of its net assets in REITs or the real estate sector generally.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the

Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $361.93 million. The proposed Substitution will involve approximately $195.80 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Equity Income VCT Portfolio	Guardian Large Cap Disciplined Value VIP Fund
Share Class	Class II	—
Management Fee	0.65%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	1.51%
Total Annual Operating Expenses	0.97%	2.41%
Fee Waiver / Expense Reimbursement	N/A	(1.43%)*
Net Annual Operating Expenses	0.97%	0.98%
Management Fee Breakpoint Schedule	N/A	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Pioneer Equity Income VCT Portfolio
Class II	19.53%	10.54%	13.86%	6.75%
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Large Cap Disciplined Value VIP Fund
Guardian Large Cap Disciplined Value VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
Pioneer Equity Income VCT Portfolio (Class II) replaced by Guardian Large Cap Disciplined Value VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 19.	AB Value Portfolio (Class B) replaced by Guardian Growth & Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AB Value Portfolio (Class B)	Guardian Growth & Income VIP Fund

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	AllianceBernstein L.P.

Investment Objective	Investment Objective

The Portfolio’s investment objective is long-term growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests primarily in a diversified portfolio of equity securities of U.S. companies with relatively large market capitalizations that the Adviser believes are undervalued. The Portfolio invests in companies that are determined by the Adviser to be undervalued using the fundamental value approach of the Adviser. The fundamental value approach seeks to identify a universe of securities that are considered to be undervalued because they are attractively priced relative to their future earnings power and dividend-paying capability.

In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose long-term earnings power and dividend-paying capability are not reflected in the current market price of their securities.

The Adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff of company and industry analysts covers a research universe that includes the majority of the capitalization of the Russell 1000® Value Index. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The research staff focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each

The Fund invests primarily in the equity securities of U.S. companies that AllianceBernstein L.P., the Fund’s subadviser (“Subadviser”), believes are undervalued, focusing on dividend-paying securities. Although the Fund invests primarily in large capitalization companies, the Fund may invest in companies with different market capitalizations (i.e., mid-capitalization). The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund may also invest in foreign securities.

The Subadviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Subadviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the Fund. The research staff follows a primary research universe of approximately 500 primarily U.S. companies. In determining a company’s intrinsic economic value, the Subadviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Subadviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest investment opportunity identified by the research staff relative to the entire portfolio, and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover.

The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The Portfolio may invest in securities of non-U.S. issuers.

The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

disparities receiving the highest rankings (i.e., being considered the most undervalued). The Subadviser anticipates that the Fund’s portfolio normally will include companies ranking in the top three deciles of the Subadviser’s valuation model.

The Subadviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Fund may be attracted to investments in companies engaged in particular types of business (e.g., banks and other financial institutions), although the Fund does not intend to concentrate in any particular industries or businesses. The Fund’s emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

Principal Risks	Principal Risks

• Market Risk • Foreign (Non-U.S.) Risk • Currency Risk • Derivatives Risk • Management Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

•       Sector Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund. Each Portfolio uses fundamental investment processes to make investments. In addition, while each Portfolio primarily invests in U.S. companies, each Portfolio may invest a portion of its assets in foreign companies. Also, the market index used by the Existing Portfolio as its performance benchmark and as part of its investment process, the Russell 1000® Value Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes investments in medium-capitalization companies as part of its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. Indeed, as of December 31, 2016, the Existing Portfolio invested 100% of its assets in stocks, 0.00% in cash, and 0.00% in bonds and other investments (including derivatives). As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund, which reflects the Existing Portfolio’s focus on value-oriented investments in large-capitalization companies. In addition, as of December 31, 2016, 78.06% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant” and 19.77% of the Existing Portfolio’s assets were invested in companies Morningstar classifies as “medium.”31 Also, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $39.176 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016), the market index used by the Replacement Portfolio to identify potential portfolio companies. Also, as of December 31, 2016, 93.43% and 6.57% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $81.21 million. The proposed Substitution will involve approximately $4.51 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Value Portfolio	Guardian Growth & Income VIP Fund
Share Class	Class B	—
Management Fee	0.55%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.26%	2.01%
Total Annual Operating Expenses	1.06%	2.91%
Fee Waiver / Expense Reimbursement	N/A	(1.93%)*
Net Annual Operating Expenses	1.06%	0.98%
Management Fee Breakpoint Schedule	0.55 of 1% of the first $2.5b 0.45 of 1% over $2.5b up to $5b 0.40 of 1% over $5b	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

[31]	See supra note 9.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – AB Value Portfolio
Class B	11.29%	4.60%	12.53%	2.85%
Russell 1000® Value Index (reflects no deduction for fees, expenses, or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Growth & Income VIP Fund
Guardian Growth & Income VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
AB Value Portfolio (Class B) replaced by Guardian Growth & Income VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 20.	Invesco V.I. Comstock Fund (Series II) replaced by Guardian Growth & Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Comstock Fund (Series II)	Guardian Growth & Income VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

None	AllianceBernstein L.P.

Investment Objective	Investment Objective

The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and in derivatives and other instruments that have economic characteristics similar to such securities.

The Fund may invest in securities of issuers of any market capitalization; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

The Fund invests primarily in the equity securities of U.S. companies that AllianceBernstein L.P., the Fund’s subadviser (“Subadviser”), believes are undervalued, focusing on dividend-paying securities. Although the Fund invests primarily in large capitalization companies, the Fund may invest in companies with different market capitalizations (i.e., mid-capitalization). The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund may also invest in foreign securities.

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles, and depositary receipts.

The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for investment, Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, focuses primarily on a security’s potential for capital growth and income. The Adviser emphasizes a value style of investing, seeking well-established, undervalued companies that have identifiable factors that might lead to improved valuations.

The Adviser will consider selling a security if it meets one or more of the following criteria: (1) the target price of the investment has been realized and the Adviser no longer considers the company undervalued, (2) a better value opportunity is identified, or (3) research shows that the company is experiencing deteriorating fundamentals beyond the Adviser’s tolerable level and the trend is likely to be a long-term issue.

The Subadviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Subadviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the Fund. The research staff follows a primary research universe of approximately 500 primarily U.S. companies. In determining a company’s intrinsic economic value, the Subadviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Subadviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Subadviser anticipates that the Fund’s portfolio normally will include companies ranking in the top three deciles of the Subadviser’s valuation model.

The Subadviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Fund may be attracted to investments in companies engaged in particular types of business (e.g., banks and other financial institutions), although the Fund does not intend to concentrate in any particular industries or businesses. The Fund’s emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

Principal Risks	Principal Risks

•       Depositary Receipts Risk

•       Derivatives Risk

•       Emerging Markets Securities Risk

•       Foreign Securities Risk

•       Management Risk

•       Market Risk

•       REIT / Real Estate Risk

•       Sector Focus Risk

•       Small- and Mid-Capitalization Companies Risks

•       Value Investing Style Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

•       Sector Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities. Each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in large-capitalization U.S. companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund. In addition, while each Portfolio primarily invests in U.S. companies, each Portfolio may invest a portion of its assets in foreign companies. Also, a market index used by the Existing Portfolio as its performance benchmark, the Russell 1000® Value Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes current income as part of its investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 2.41%, whereas the Russell 1000® Value Index had a dividend yield of 2.47%, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell 1000® Value Index. While each Portfolio focuses on investments in large-capitalization companies, the Replacement Portfolio may also invest in medium-capitalization companies under its principal investment strategies and the Existing Portfolio may invest in companies of any size. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 1.44% of its assets in cash, 98.56% of its assets in stocks, and 0.00% of its assets in bonds and other investments (including derivatives). As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund, which reflects the Existing Portfolio’s focus on value-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 87.69% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant” and 11.65% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “medium.”32 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $64.260 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016), the market index used by the Replacement Portfolio to identify potential portfolio companies. Also, as of December 31, 2016, 88.37% and 10.20% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. Unlike the Replacement Portfolio, the Existing Portfolio may invest in REITs and emerging markets as part of its principal investment strategies. However, the Existing Portfolio invests little, if any, of its assets in REITs and emerging markets. As of December 31, 2016, the Existing Portfolio invested 0.00% of its equity assets in REITs or the real estate sector generally and 0.00% of its assets in emerging markets.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the

[32]	See supra note 9.

Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.96 billion. The proposed Substitution will involve approximately $182.48 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Comstock Fund	Guardian Growth & Income VIP Fund
Share Class	Series II	—
Management Fee	0.56%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.27%	2.01%
Total Annual Operating Expenses	1.08%	2.91%
Fee Waiver / Expense Reimbursement	(0.05%)*	(1.93%)**
Net Annual Operating Expenses	1.03%	0.98%
Management Fee Breakpoint Schedule	First $500m - 0.60% Over $500m - 0.55%	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series II shares to 1.03% of the Fund’s average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Unless Invesco continues the fee waiver agreement, it will terminate on April 30, 2017. The fee waiver agreement cannot be terminated during its term.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Comstock Fund
Series II	16.99%	6.19%	14.07%	5.82%
Russell 1000® Value Index (reflects no deductions for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Growth & Income VIP Fund
Guardian Growth & Income VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Comstock Fund (Series II) replaced by Guardian Growth & Income VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 21.	Invesco V.I. Growth and Income Fund (Series II) replaced by Guardian Growth & Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Growth and Income Fund (Series II)	Guardian Growth & Income VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	AllianceBernstein L.P.

Investment Objective	Investment Objective

The Fund’s investment objective is to seek long-term growth of capital and income.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund’s investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser) seeks to achieve the Fund’s investment objective by investing primarily in income-producing equity securities, which include common stocks and convertible securities.

The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 15% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include depositary receipts.

The Fund invests primarily in the equity securities of U.S. companies that AllianceBernstein L.P., the Fund’s subadviser (“Subadviser”), believes are undervalued, focusing on dividend-paying securities. Although the Fund invests primarily in large capitalization companies, the Fund may invest in companies with different market capitalizations (i.e., mid-capitalization). The Subadviser defines large capitalization companies as companies with market capitalizations similar to companies in the Russell 1000 Value Index® (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.5 billion to $516 billion as of June 30, 2016. The Fund may also invest in foreign securities.

The Fund can invest in derivative instruments including forward foreign currency contracts, futures contracts and options.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use options to seek alpha (return on investments in excess of the Russell 1000® Value Index), to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. In selecting securities for the Fund, the Adviser looks for catalysts for change that may positively impact a company, such as new management, industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company.

The Fund may dispose of a security whenever, in the opinion of the Adviser, the security reaches the Adviser’s estimate of fair value or when the Adviser identifies a more attractive investment opportunity.

The Subadviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Subadviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the Fund. The research staff follows a primary research universe of approximately 500 primarily U.S. companies. In determining a company’s intrinsic economic value, the Subadviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Subadviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Subadviser anticipates that the Fund’s portfolio normally will include companies ranking in the top three deciles of the Subadviser’s valuation model.

The Subadviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the Fund may be attracted to investments in companies engaged in particular types of business (e.g., banks and other financial institutions), although the Fund does not intend to concentrate in any particular industries or businesses. The Fund’s emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

Principal Risks	Principal Risks

•       Convertible Securities Risk

•       Depositary Receipts Risk

•       Derivatives Risk

•       Foreign Securities Risk

•       Management Risk

•       Market Risk

•       REIT /Real Estate Risk

•       Sector Focus Risk

•       Small- and Mid-Capitalization Companies Risk

•       Value Investing Style Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

•       Sector Risk

The Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities. Each Portfolio may invest in equity securities other than common stock, including preferred stock and convertible securities. Like the

Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in large-capitalization U.S. companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund. In addition, while each Portfolio primarily invests in U.S. companies, each Portfolio may invest a portion of its assets in foreign companies. Also, a market index used by the Existing Portfolio as a performance benchmark, the Russell 1000® Value Index, is the same market index that the Replacement Portfolio uses as its performance benchmark and to identify potential portfolio companies, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes current income as part of its investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 2.19%, whereas the Russell 1000® Value Index had a dividend yield of 2.47%, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell 1000® Value Index. While each Portfolio focuses on investments in large-capitalization companies, the Replacement Portfolio may also invest in medium-capitalization companies under its principal investment strategies and the Existing Portfolio may invest in companies of any size. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 4.04% of its assets in cash, 95.96% of its assets in stocks, and 0% of its assets in bonds and other investments (including derivatives). As previously stated, Morningstar currently categorizes the Existing Portfolio as a large-cap value domestic stock fund, which reflects the Existing Portfolio’s focus on value-oriented investments in large-capitalization companies. Also, as of December 31, 2016, 88.59% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant” and 11.41% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “medium.”33 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $62.097 billion, which is well within the market-capitalization range of the companies included in the Russell 1000® Value Index (approximately $238 million to $608 billion, as of December 31, 2016), the market index used by the Replacement Portfolio to identify potential portfolio companies. Also, as of December 31, 2016, 85.93% and 10.03% of the Existing Portfolio’s assets were invested in stocks of U.S. and non-U.S. companies, respectively. Unlike the Replacement Portfolio, the Existing Portfolio may invest in REITs as part of its principal investment strategies. However, the Existing Portfolio invests little, if any, of its assets in REITs. As of December 31, 2016, the Existing Portfolio invested 0% of its equity assets in REITs or the real estate sector generally.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[33]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $2.01 billion. The proposed Substitution will involve approximately $17.65 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Growth and Income Fund	Guardian Growth & Income VIP Fund
Share Class	Series II	—
Management Fee	0.56%	0.65%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.28%	2.01%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	1.10%	2.91%
Fee Waiver / Expense Reimbursement	(0.06%)*	(1.93%)**
Net Annual Operating Expenses	1.04%	0.98%
Management Fee Breakpoint Schedule	First $500m - 0.60% Over $500m - 0.55%	0.65% up to $100m 0.60% from $100m to $300m 0.55% from $300m to $500m 0.53% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series II shares to 1.03% of the Fund’s average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Invesco has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreements, they will terminate on April 30, 2017 and June 30, 2017, respectively. The fee waiver agreements cannot be terminated during their terms.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.98% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Growth and Income Fund
Series II	19.43%	8.29%	14.20%	6.27%
Russell 1000® Value Index (reflects no deductions for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%
Replacement Portfolio – Guardian Growth & Income VIP Fund
Guardian Growth & Income VIP Fund	N/A	N/A	N/A	N/A
Russell 1000 Value Index® (reflects no deduction for fees, expenses or taxes)	17.34%	8.59%	14.80%	5.72%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Growth and Income Fund (Series II) replaced by Guardian Growth & Income VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 22.	Invesco V.I. International Growth Fund (Series II) replaced by Guardian International Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. International Growth Fund (Series II)	Guardian International Growth VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	J.P. Morgan Investment Management Inc.

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks total return consisting of long-term capital growth and current income.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests primarily in equity securities and depositary receipts of foreign issuers. The principal types of equity securities in which the Fund invests are common and preferred stock.

Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries outside of the U.S. The Fund may also invest up to 1.25 times the amount of the exposure to emerging markets countries, i.e., those that are in the early stages of their industrial cycles, in the MSCI All Country World ex-U.S. Growth Index.

The Fund invests primarily in securities of issuers that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth.

The Fund invests primarily in equity securities of foreign companies, including foreign subsidiaries of U.S. companies. The Fund invests primarily in large-capitalization companies, which J.P. Morgan Investment Management Inc., the Fund’s Subadviser (“Subadviser”), defines as companies with market capitalizations similar to companies in the MSCI® Europe, Australasia and Far East (“EAFE®”) Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.4 billion to $238 billion as of June 30, 2016.

The equity securities in which the Fund may invest include, but are not limited to, common stocks, preferred stocks and

The Fund invests primarily in the securities of large-capitalization issuers; however, the Fund may invest a significant amount of its net assets in the securities of mid-capitalization issuers.

The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. Historically the Fund has not hedged the currency exposure created by its investments in foreign securities but has the ability to do so if deemed appropriate by the Fund’s portfolio managers.

The Fund can use futures contracts to gain exposure to the broad market in connection with managing cash balances or to hedge against downside risk.

The portfolio managers employ a disciplined investment strategy that emphasizes fundamental research. The fundamental research primarily focuses on identifying quality growth companies and is supported by quantitative analysis, portfolio construction and risk management. Investments for the portfolio are selected bottom-up on a security-by-security basis. The focus is on the strengths of individual issuers, rather than sector or country trends. The portfolio managers’ strategy primarily focuses on identifying issuers that they believe have sustainable earnings growth, efficient capital allocation, and attractive prices.

The Fund’s portfolio managers may consider selling a security for several reasons, including when (1) its price changes such that they believe it has become too expensive, (2) the original investment thesis for the company is no longer valid, or (3) a more compelling investment opportunity is identified.

depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).

The Subadviser will generally seek to diversify the Fund’s portfolio by investing in issuers located in at least three foreign countries. However, the Fund may invest a substantial portion of its assets in just one foreign country. An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country. In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 15% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

The Fund may invest in securities denominated in any currency and will invest substantially in securities denominated in foreign currencies. The Fund may from time to time hedge a portion of its foreign currency exposure using derivatives.

The Fund may utilize currency forwards to reduce currency deviations relative to its primary benchmark, where practical, for the purpose of risk management. The Fund may also use exchange-traded futures for the efficient management of cash flows.

The Subadviser, utilizing the insights of its global sector specialists, seeks to identify companies that it believes are attractively valued relative to the long-term growth they can achieve. The Subadviser identifies these companies through internal research and by subjecting them to a disciplined set of growth, valuation and quality criteria. Companies that display attractive growth and valuation characteristics and for which the growth is believed to be sustainable will be considered candidates for purchase. Conversely, companies become candidates for sale if the expected growth is believed to be at risk or when valuations are no longer attractive.

Principal Risks	Principal Risks

•       Depositary Receipts Risk

•       Derivatives Risk

•       Emerging Markets Securities Risk

•       Foreign Securities Risk

•       Geographic Focus Risk

•       Growth Investing Risk

•       Investing in the European Union Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Companies Risk

•       Preferred Securities Risk

•       Active Trading Risk

•       Counterparty Risk

•       Depositary Receipts Risk

•       Derivatives Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       Geographic Focus Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital. Each Portfolio seeks to achieve its investment objective by investing primarily in the equity securities of foreign companies. Each Portfolio may invest in equity securities other than common stock, including preferred stock. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth foreign stock fund. Each Portfolio invests in securities of issuers located in at least three different countries outside the United States and may invest in emerging markets. Also, each Portfolio utilizes fundamental investment processes to select securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes current income as part of its investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 2.63%, whereas the MSCI® EAFE Index had a dividend yield of 3.16% as of December 31, 2016, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the MSCI® EAFE Index. Also, unlike the Replacement Portfolio, the Existing Portfolio specifically identifies investments in medium-capitalization companies as part of its principal investment strategies. Specifically, the Existing Portfolio may invest a “significant amount” of its net assets in medium-capitalization companies under its principal investment strategies. However, the Applicants note that both Portfolios focus on investments in large-capitalization companies. Indeed, as of December 31, 2016, 95.15% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant.”34 In addition, the Existing Portfolio does not invest a significant percentage of its assets in medium-capitalization companies. According to Morningstar, since March 2014, the Existing Portfolio has invested only 1.73% to 3.86% of its net assets in companies that Morningstar classifies as “medium,”35 and as of December 31, 2016, the Existing Portfolio invested only 3.86% of its net assets in such companies. Moreover, the Replacement Portfolio actually has the flexibility to invest in medium-capitalization companies, as the Replacement Portfolio invests in companies with market capitalizations similar to the companies included in the MSCI® EAFE Index, and the MSCI® EAFE Index captures large and mid-cap companies from around the world. Also of note, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $31.030 billion, which is well within the market-capitalization range of the companies included in the MSCI® EAFE Index (approximately $1.7 billion to $238 billion as of December 31, 2016). With respect to the Existing Portfolio’s investments in U.S. and non-U.S. companies, the Existing Portfolio invested 0.00% and 93.46% of its net assets in stocks of U.S. and non-U.S. companies, respectively.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[34]	See supra note 9.
[35]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.71 billion. The proposed Substitution will involve approximately $133.48 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. International Growth Fund	Guardian International Growth VIP Fund
Share Class	Series II	—
Management Fee	0.71%	0.80%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.21%	1.91%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	1.18%	2.96%
Fee Waiver / Expense Reimbursement	(0.01%)*	(1.74%)**
Net Annual Operating Expenses	1.17%	1.22%
Management Fee Breakpoint Schedule	0.75% of the first $250m 0.70% over $250m	0.80% up to $100m 0.75% over $100m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.22% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. International Growth Fund
Series II	-0.70%	-1.08%	5.78%	2.45%
MSCI All Country World ex U.S. Index (Net) (reflects reinvested dividends net of withholding taxes, but reflects no deductions for fees, expenses or other taxes)	4.50%	-1.78%	5.00%	0.96%
Replacement Portfolio – Guardian International Growth VIP Fund
Guardian International Growth VIP Fund	N/A	N/A	N/A	N/A
MSCI® EAFE® Growth Index (reflects no deductions for fees, expenses or taxes)	-3.04%	-1.20%	6.67%	1.64%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. International Growth Fund (Series II) replaced by Guardian International Growth VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 23.	Oppenheimer International Growth Fund/VA (Service Shares) replaced by Guardian International Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer International Growth Fund/VA (Service Shares)	Guardian International Growth VIP Fund

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

OppenheimerFunds, Inc.	J.P. Morgan Investment Management Inc.

Investment Objective	Investment Objective

The Fund seeks capital appreciation.	The Fund seeks total return consisting of long-term capital growth and current income.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its total assets in foreign companies. The Fund mainly invests in “growth companies,” which are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market.

The Fund may invest up to 25% of its total assets in emerging markets. It considers an issuer to be located in an emerging market if it is organized under the laws of an emerging country; its principal securities trading market is in an emerging market; or at least 50% of the issuer’s non-current assets, capitalization, gross revenue or profit is derived from assets or activities located in emerging markets (directly or indirectly). From time to time, the Fund may place greater emphasis on investing in one or more particular industries, countries, or regions, such as Asia, Europe or Latin America.

The Fund’s portfolio managers look primarily for high growth potential using a “bottom up” investment approach on a company-by-company basis. That approach looks at the investment performance of individual stocks before considering the impact of general or industry specific economic trends. It includes fundamental analysis of a company’s financial statements and management structure and consideration of the company’s operations and product development, as well as its position in its industry.

The Fund invests primarily in equity securities of foreign companies, including foreign subsidiaries of U.S. companies. The Fund invests primarily in large-capitalization companies, which J.P. Morgan Investment Management Inc., the Fund’s Subadviser (“Subadviser”), defines as companies with market capitalizations similar to companies in the MSCI® Europe, Australasia and Far East (“EAFE®”) Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $1.4 billion to $238 billion as of June 30, 2016.

The equity securities in which the Fund may invest include, but are not limited to, common stocks, preferred stocks and depositary receipts, including American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).

The Subadviser will generally seek to diversify the Fund’s portfolio by investing in issuers located in at least three foreign countries. However, the Fund may invest a substantial portion of its assets in just one foreign country. An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country. In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 15% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

The portfolio managers currently focus on the following factors: companies that enjoy a strong competitive position and high demand for their products or services; companies with accelerating earnings growth and cash flow; and diversity among countries, companies and industries to seek to reduce the risks of foreign investing, such as currency fluctuations and market volatility. The consideration of those factors may vary in particular cases and may change over time.

The portfolio managers also consider the effects of worldwide trends on the growth of particular business sectors and look for companies that may benefit from those trends. The trends currently considered include: mass affluence, new technologies, restructuring and aging. The portfolio managers do not invest any fixed amount of the Fund’s assets according to these criteria, which may change over time. The portfolio managers monitor individual issuers for changes in these factors, which may trigger, but does not require, a decision to sell a security.

The Fund does not limit its investments to issuers within a specific market capitalization range and at times may invest in both smaller, less-well-known companies and larger, more established companies that the portfolio managers believe have favorable prospects for capital growth relative to the market. The Fund currently invests a substantial portion of its assets in stocks of small- to mid-sized companies. The price of those stocks may be more volatile than the price of stocks issued by larger companies.

The Fund primarily invests in common stock but may also buy preferred stocks, securities convertible into common stocks and other securities having equity features. The Fund typically does not invest in debt securities to a significant degree but can invest up to 20% of its total assets in debt securities when the portfolio managers believe that it is appropriate to do so in order to seek the Fund’s objective. The Fund can invest up to 15% of its total assets in debt securities that are below investment grade, commonly referred to as “junk bonds.”

The Fund can also use derivative instruments, such as options, futures, forwards and swaps, to seek higher investment returns or to try to manage investment risks.

The Fund may invest in securities denominated in any currency and will invest substantially in securities denominated in foreign currencies. The Fund may from time to time hedge a portion of its foreign currency exposure using derivatives.

The Fund may utilize currency forwards to reduce currency deviations relative to its primary benchmark, where practical, for the purpose of risk management. The Fund may also use exchange-traded futures for the efficient management of cash flows.

The Subadviser, utilizing the insights of its global sector specialists, seeks to identify companies that it believes are attractively valued relative to the long-term growth they can achieve. The Subadviser identifies these companies through internal research and by subjecting them to a disciplined set of growth, valuation and quality criteria. Companies that display attractive growth and valuation characteristics and for which the growth is believed to be sustainable will be considered candidates for purchase. Conversely, companies become candidates for sale if the expected growth is believed to be at risk or when valuations are no longer attractive.

Principal Risks	Principal Risks

•       Risks of Investing in Stocks

•       Industry and Sector Focus

•       Risks of Foreign Investing

•       Risks of Developing and Emerging Markets

•       Eurozone Investment Risks

•       Risks of Growth Investing

•       Risks of Small- and Mid-Cap Companies

•       Active Trading Risk

•       Counterparty Risk

•       Depositary Receipts Risk

•       Derivatives Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       Geographic Focus Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes growth of capital / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in the equity securities of foreign companies. Each Portfolio may invest in equity securities other than common stock, including preferred stock. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap growth foreign stock fund. Each Portfolio invests in securities of issuers located in at least three different countries and may invest in emerging markets. Also, each Portfolio utilizes fundamental investment processes to make investments.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Existing Portfolio, the Replacement Portfolio includes current income as part of its investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 0.81%, whereas the MSCI® EAFE Index had a dividend yield of 3.17% as of December 31, 2016, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the MSCI® EAFE Index. Also, unlike the Replacement Portfolio, the Existing Portfolio specifically identifies investments in medium- and small-capitalization companies as part of its principal investment strategies. This difference is mitigated by the fact that the Replacement Portfolio invests in companies with market capitalizations similar to the companies included in the MSCI® EAFE Index, and the MSCI® EAFE Index captures large and mid-cap companies from around the world. Also, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, 71.47% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant” and 27.31% of the Existing Portfolio’s assets were invested in companies Morningstar classifies as “medium.”36 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $15.357 billion, which is well within the market-capitalization range of the companies included in the MSCI® EAFE Index (approximately $1.7 billion to $238 billion as of December 31, 2016). Unlike the Replacement Portfolio, the Existing Portfolio has the flexibility to invest in debt securities as part of its principal investment strategies. However, the Existing Portfolio invests little, if any, of its assets in debt securities. As of December 31, 2016, the Existing Portfolio invested 0.00% of its assets in debt securities.

[36]	See supra note 9.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $477.19 million. The proposed Substitution will involve approximately $1.02 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer International Growth Fund/VA	Guardian International Growth VIP Fund
Share Class	Service Shares	—
Management Fee	0.95%	0.80%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.13%	1.91%
Total Annual Operating Expenses	1.33%	2.96%
Fee Waiver / Expense Reimbursement	(0.08%)*	(1.74%)**
Net Annual Operating Expenses	1.25%	1.22%
Management Fee Breakpoint Schedule	1.00% of the first $250m 0.90% of the next $250m 0.85% of the next $500m 0.82% over $1 billion	0.80% up to $100m 0.75% over $100m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 1.00% for Non-Service Shares and 1.25% for Service Shares, as calculated on the daily net assets of the Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of this prospectus, unless approved by the Board.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.22% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Oppenheimer International Growth Fund/VA
Service Shares	-2.72%	-2.34%	7.33%	3.04%
Morgan Stanley Capital International All Country World Ex-U.S. Index (reflects no deductions for fees, expenses or taxes)	4.50%	-1.78%	5.00%	0.96%
Replacement Portfolio – Guardian International Growth VIP Fund
Guardian International Growth VIP Fund	N/A	N/A	N/A	N/A
MSCI® EAFE® Growth Index (reflects no deductions for fees, expenses or taxes)	-3.04%	-1.20%	6.67%	1.64%

Contracts Affected

Contract ID Nos. of Contracts Affected
Oppenheimer International Growth Fund/VA (Service Shares) replaced by Guardian International Growth VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 24.	Wells Fargo VT International Equity Fund (Class 2) replaced by Guardian International Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Wells Fargo VT International Equity Fund (Class 2)	Guardian International Value VIP Fund

Investment Adviser	Investment Adviser

Wells Fargo Funds Management, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Wells Capital Management Incorporated	Lazard Asset Management LLC

Investment Objective	Investment Objective

The Fund seeks long-term capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal circumstances, we invest:

•       at least 80% of the Fund’s net assets in equity securities of foreign issuers;

•       up to 30% of the Fund’s total assets in emerging market equity securities; and

•       in securities of at least three different countries including the U.S.

The types of securities in which we normally invest include common stock, preferred stock, rights, warrants and American Depositary Receipts (ADRs). We consider equity securities of foreign issuers (or foreign securities) to be equity securities: (1) issued by companies with their principal place of business or principal office or both, as determined in our reasonable discretion, in a country other than the U.S.; or (2) issued by companies for which the principal securities trading market is a country other than the U.S. We may use futures or forward foreign currency contracts to manage risk or to enhance return.

The Fund invests primarily in equity securities, principally common stocks, of large- and mid-capitalization foreign companies with market capitalizations in the range of companies included in the MSCI® Europe, Australasia and Far East (“EAFE®”) Value Index (“EAFE® Index”) that Lazard Asset Management LLC, the Fund’s subadviser (“Subadviser”), believes are undervalued based on their earnings, cash flow, or asset values. Although expected to change frequently, the market capitalization range of the EAFE® Index was approximately $1.7 billion to $240 billion as of June 30, 2016.

In choosing securities for the Fund, the Subadviser looks for established companies in economically developed countries and may invest up to 10% of the Fund’s assets in securities of companies whose principal business activities are located in emerging market countries.

We use bottom-up stock selection, based on in-depth fundamental research as the cornerstone of our investment process. During each stage of the process, we also consider the influence on the investment theses of top-down factors such as macroeconomic forecasts, real economic growth prospects, fiscal and monetary policy, currency issues, and demographic and political risks. Sector and country weights result from rather than determine our stock-selection decisions. Our investment process seeks both growth and value opportunities. For growth investments, we target companies that we believe have strong business franchises, experienced and proven management, and accelerating cash flow growth rates. For value investments, we target companies that we believe are undervalued in the marketplace compared to their intrinsic value. Additionally, we seek to identify catalysts that will unlock value, which will then be recognized by the market. We may purchase securities across any market capitalization.

We conduct ongoing review, research, and analysis of our portfolio holdings. We may sell a stock if it achieves our investment objective for the position, if a stock’s fundamentals or price change significantly, if we change our view of a country or sector, or if the stock no longer fits within the risk characteristics of the Fund’s portfolio.

Principal Risks	Principal Risks

•       Derivatives Risk

•       Emerging Markets Risk

•       Foreign Currency Contracts Risk

•       Foreign Investment Risk

•       Futures Contracts Risk

•       Investment Style Risk

•       Management Risk

•       Market Risk

•       Smaller Company Securities Risk

•       Active Trading Risk

•       Emerging Markets Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Large-Capitalization Company Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in the equity securities of foreign companies. Each Portfolio may invest in equity securities other than common stock. Like the Replacement Portfolio, the Existing Portfolio focuses on investments in large-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a large-cap blend foreign stock fund.37 Each Portfolio invests in securities of issuers located in at least three different countries, and each Portfolio may invest in emerging markets.

[37]	See supra note 22.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. The Existing Portfolio does not target specific market capitalizations under its principal investment strategies, while the Replacement Portfolio primarily invests in large- and medium-capitalization companies. Also, the Existing Portfolio may invest in value-oriented and growth-oriented investments under its principal investment strategies, while the Replacement Portfolio focuses on value-oriented investments. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested approximately 34.95% of its portfolio in value stocks, approximately 18.83% in growth stocks, and the remainder in blend stocks that may have characteristics of both growth and value stocks. Also, as of December 31, 2016, 75.52% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “large” or “giant,” and 23.98% of the Existing Portfolio’s assets were invested in companies Morningstar classifies as “medium.”38 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $22.746 billion, which is well within the market-capitalization range of the companies included in the MSCI® EAFE Index (approximately $1.7 billion to $238 billion as of December 31, 2016), and the Replacement Portfolio invests in companies with market capitalizations similar to the companies included in the MSCI® EAFE Index. Although each Portfolio may invest in emerging markets, the Existing Portfolio may invest up to 30% of its total assets in emerging markets, whereas the Replacement Portfolio may invest up to 10% of its assets in emerging markets. However, as of December 31, 2016, only 10.98% of the Existing Portfolio’s investments in foreign companies were in emerging markets.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[38]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $315.84 million. The proposed Substitution will involve approximately $223.08 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Wells Fargo VT International Equity Fund	Guardian International Value VIP Fund
Share Class	Class 2	—
Management Fee	0.80%	0.80%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.15%	1.74%
Total Annual Operating Expenses	1.20%	2.79%
Fee Waiver / Expense Reimbursement	(0.26%)*	(1.68%)**
Net Annual Operating Expenses	0.94%	1.11%
Management Fee Breakpoint Schedule	First $500m – 0.800% Next $500m – 0.750% Next $1b – 0.700% Next $2b – 0.675% Next $1b – 0.650% Next $5b – 0.640% Over $10b – 0.630%	0.80% up to $100m 0.75% over $100m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	The Manager has contractually committed through April 30, 2017, to waive fees and/or reimburse expenses to the extent necessary to cap the Fund’s Total Annual Fund Operating Expenses After Fee Waiver at the amounts shown above. Brokerage commissions, stamp duty fees, interest, taxes, acquired fund fees and expenses and extraordinary expenses are excluded from the cap. After this time, the cap may be increased or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.11% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Wells Fargo VT International Equity Fund
Class 2	3.30%	-0.16%	6.18%	0.58%
MSCI ACWI ex USA Index (Net) (reflects no deduction for fees, expenses, or taxes)	4.50%	-1.78%	5.00%	0.96%
Replacement Portfolio – Guardian International Value VIP Fund
Guardian International Value VIP Fund	N/A	N/A	N/A	N/A
MSCI® EAFE® Index (reflects no deductions for fees, expenses or taxes)	1.00%	-1.60%	6.53%	0.75%

Contracts Affected

Contract ID Nos. of Contracts Affected
Wells Fargo VT International Equity Fund (Class 2) replaced by Guardian International Value VIP Fund
The Guardian Separate Account R	C000114265

Substitution No. 25.	Ivy VIP Mid Cap Growth replaced by Guardian Mid Cap Traditional Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Ivy VIP Mid Cap Growth	Guardian Mid Cap Traditional Growth VIP Fund

Investment Adviser	Investment Adviser

Ivy Investment Management Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Janus Capital Management LLC

Investment Objective	Investment Objective

To seek to provide growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

Ivy VIP Mid Cap Growth seeks to achieve its objective by investing primarily in common stocks of mid capitalization companies that Ivy Investment Management Company (IICO), the Portfolio’s investment manager, believes are high quality and/or offer above-average growth potential. Under normal circumstances, the Portfolio invests at least 80% of its net assets in the securities of mid capitalization companies, which, for purposes of this Portfolio, typically are companies with market capitalizations within the range of companies in the Russell Midcap Growth Index at the time of acquisition. As of March 31, 2016, this range of market capitalizations was between approximately $199.24 million and $30.11 billion.

In selecting securities for the Portfolio, IICO primarily emphasizes a bottom-up (researching individual issuers) approach and focuses on companies it believes have the potential for strong growth, increasing profitability, attractive valuations and sound capital structures. IICO may look at a number of factors in its consideration of a company, such as: new or innovative products or services; adaptive or creative management; strong financial and operational capabilities to sustain multi-year growth; stable and consistent revenue, earnings, and cash flow; strong balance sheet; market potential; and profit potential. Part of IICO’s investment process also includes a review of the macroeconomic environment, with a focus on factors such as interest rates, inflation, consumer confidence and corporate spending.

Generally, in determining whether to sell a security, IICO considers many factors, including what it believes to be excessive valuation given company growth prospects, deterioration of fundamentals, weak cash flow to support shareholder returns, and unexpected and poorly explained management changes. IICO also may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

The Fund invests primarily in common stocks selected for their growth potential. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of mid-capitalization companies. Janus Capital Management LLC, the Fund’s subadviser (“Subadviser”), defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap Growth Index® at the time of purchase. Although expected to change frequently, the market capitalization range of the Russell Midcap Growth Index® was approximately $1.1 billion to $29 billion as of June 30, 2016. The Fund may also invest in foreign securities.

The Subadviser applies a “bottom-up” approach in choosing investments. In other words, the Subadviser looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Fund’s investment policies.

Principal Risks	Principal Risks

• Company Risk • Growth Stock Risk • Management Risk • Market Risk • Mid-Size Company Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Foreign Investment and Currency Risk

•       Investment Style Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of mid-capitalization U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in mid-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a mid-cap growth domestic stock fund. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell Midcap® Growth Index. Each Portfolio uses fundamental investment processes to make investments. Also, each Portfolio uses the Russell Midcap® Growth Index as a performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Replacement Portfolio includes investments in foreign securities as part of its principal investment strategies. However, the Existing Portfolio also has the flexibility to invest a portion of its assets in foreign securities.39 Otherwise, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a mid-cap growth domestic stock fund, which reflects the Existing Portfolio’s focus on growth-oriented investments in mid-capitalization companies. As of December 31, 2016, 97.41% of the Existing Portfolio’s assets were invested in stocks and 65.41% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “medium.”40 In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $8.976 billion, which is well within the market-capitalization range of the companies included in the Russell Midcap® Growth Index (approximately $238 million to $57 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify medium-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any

[39]	See Ivy Funds Variable Insurance Portfolios (File Nos. 811-5017; 033-11466), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (Apr. 28, 2016).
[40]	See supra note 9.

differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $615.44 million. The proposed Substitution will involve approximately $109.56 million of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Ivy VIP Mid Cap Growth	Guardian Mid Cap Traditional Growth VIP Fund
Share Class	—	—
Management Fee	0.85%	0.80%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.05%	1.66%
Total Annual Operating Expenses	1.15%	2.71%
Fee Waiver / Expense Reimbursement	N/A	(1.62%)*
Net Annual Operating Expenses	1.15%	1.09%
Management Fee Breakpoint Schedule	Up to $1b – 0.85% Over $1b up to $2b – 0.83% Over $2b up to $3b – 0.80% Over $3b – 0.76%	0.80% up to $100m 0.75% from $100m to $300m 0.73% over $300m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.09% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Ivy VIP Mid Cap Growth
Ivy Funds VIP Mid Cap Growth Fund	6.12%	2.55%	9.74%	8.17%
Russell Midcap Growth Index (reflects no deduction for fees, expenses or taxes)	7.33%	6.23%	13.51%	7.83%
Replacement Portfolio – Guardian Mid Cap Traditional Growth VIP Fund
Guardian Mid Cap Traditional Growth VIP Fund	N/A	N/A	N/A	N/A
Russell Midcap Growth Index® (reflects no deductions for fees, expenses or taxes)	7.33%	6.23%	13.51%	7.83%

Contracts Affected

Contract ID Nos. of Contracts Affected
Ivy VIP Mid Cap Growth replaced by Guardian Mid Cap Traditional Growth VIP Fund
The Guardian Separate Account R	C000114265

Substitution No. 26.	American Century VP Mid Cap Value Fund (Class II) replaced by Guardian Mid Cap Relative Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Century VP Mid Cap Value Fund (Class II)	Guardian Mid Cap Relative Value VIP Fund

Investment Adviser	Investment Adviser

American Century Investment Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

The fund seeks long-term capital growth. Income is a secondary objective.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets in medium size companies. The portfolio managers consider medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index. Though market capitalization may change from time to time, as of February 29, 2016, the capitalization range of the Russell 3000® Index, excluding the largest 100 companies, and the Russell Midcap® Index, were approximately $13.3 million to $42.0 billion and $218.2 million to $28.9 billion, respectively.

In selecting stocks for the fund, the portfolio managers look for companies whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.

The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of mid-capitalization companies. Wells Capital Management Incorporated, the Fund’s subadviser (“Subadviser”), defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $489 million to $28 billion as of June 30, 2016.

The Subadviser looks for undervalued companies that it believes have the potential for above average capital appreciation, and, in some instances, below average risk. Rigorous fundamental research drives the Subadviser’s search for companies with favorable reward-to-risk ratios and that possess a long-term competitive advantage provided by a durable asset base, strong balance sheets, and sustainable and superior cash flows. Typical investments include securities of companies that are generally out of favor in the marketplace, or are undergoing reorganization or other corporate action that may create above-average price appreciation. The Subadviser regularly reviews the investments of the Fund and may sell a portfolio security when the security nears its price target, downside risks increase considerably, the company’s fundamentals have deteriorated, or the Subadviser identifies a more attractive investment opportunity.

Principal Risks	Principal Risks

• Mid Cap Stocks • Style Risk • Foreign Securities • IPO Risk • Market Risk • Price Volatility • Redemption Risk • Principal Loss

•       Active Trading Risk

•       Equity Securities Risk

•       Investment Style Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth of capital. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of mid-capitalization companies. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments in mid-capitalization companies, as Morningstar currently categorizes the Existing Portfolio as a mid-cap value domestic stock fund. The market capitalization ranges targeted by the Portfolios are substantially similar. The portfolio managers of the Existing Portfolio intend for the weighted capitalization of the companies in which the Existing Portfolio invests to fall within the capitalization range of the Russell Midcap® Index, and the Replacement Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell Midcap® Index. In addition, each Portfolio focuses on investments in U.S. companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio includes investments in foreign securities as part of its principal investment strategies. However, the Existing Portfolio invests little of its assets in foreign securities. As of December 31, 2016, the Existing Portfolio invested only 4.06% of its assets in foreign securities. Otherwise, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As previously stated, Morningstar currently categorizes the Existing Portfolio as a mid-cap value domestic stock fund, which reflects the Existing Portfolio’s focus on value-oriented investments in mid-capitalization companies. In addition, the average market capitalization of the Existing Portfolio’s portfolio companies was $15.379 billion, which is well within the market-capitalization range of the companies included in the Russell Midcap® Index (approximately $238 million to $88 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify medium-capitalization companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $1.20 billion. The proposed Substitution will involve approximately $124.73 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Century VP Mid Cap Value Fund	Guardian Mid Cap Relative Value VIP Fund
Share Class	Class II	—
Management Fee	0.90%	0.72%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.01%	1.62%
Total Annual Operating Expenses	1.16%	2.59%
Fee Waiver / Expense Reimbursement	(0.14%)*	(1.50%)**
Net Annual Operating Expenses	1.02%	1.09%
Management Fee Breakpoint Schedule	N/A	0.72% up to $100m 0.67% from $100m to $300m 0.62% from $300m to $500m 0.60% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Effective August 1, 2016, the advisor has agreed to waive 0.14 percentage points of the fund’s management fee. The advisor expects this waiver to continue until July 31, 2017 and cannot terminate it prior to such date without the approval of the Board of Directors.

**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.09% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – American Century VP Mid Cap Value Fund
Class II	22.72%	11.97%	16.21%	9.10%
Russell Midcap® Value Index (reflects no deduction for fees, expenses or taxes)	20.00%	9.45%	15.70%	7.59%
Replacement Portfolio – Guardian Mid Cap Relative Value VIP Fund
Guardian Mid Cap Relative Value VIP Fund	N/A	N/A	N/A	N/A
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	20.00%	9.45%	15.70%	7.59%

Contracts Affected

Contract ID Nos. of Contracts Affected
American Century VP Mid Cap Value Fund (Class II) replaced by Guardian Mid Cap Relative Value VIP Fund
The Guardian Separate Account R	C000114265

Substitution No. 27.	Invesco V.I. American Value Fund (Series II) replaced by Guardian Mid Cap Relative Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. American Value Fund (Series II)	Guardian Mid Cap Relative Value VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

The Fund’s investment objective is to provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S.

Under normal market conditions, the Fund invests at least 65% of its net assets in equity securities of small- to mid-capitalization companies. The principal type of equity security in which the Fund invests is common stock. The Fund also may invest in larger companies.

The Fund may invest up to 20% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 20% of its net assets in securities of foreign issuers and depositary receipts.

The Fund can invest in derivative instruments, including forward foreign currency contracts, futures contracts and options.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of mid-capitalization companies. Wells Capital Management Incorporated, the Fund’s subadviser (“Subadviser”), defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $489 million to $28 billion as of June 30, 2016.

The Subadviser looks for undervalued companies that it believes have the potential for above average capital appreciation, and, in some instances, below average risk. Rigorous fundamental research drives the Subadviser’s search for companies with favorable reward-to-risk ratios and that possess a long-term competitive advantage provided by a durable asset base, strong balance sheets, and sustainable and superior cash flows. Typical investments include securities of companies that are generally out of favor in the marketplace, or are undergoing reorganization or other corporate action that may create above-average price appreciation. The Subadviser regularly reviews the investments of the Fund and may sell a portfolio security when the security nears its price target, downside risks increase considerably, the company’s fundamentals have deteriorated, or the Subadviser identifies a more attractive investment opportunity.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

The Fund can use options to seek alpha (return on investments in excess of the Russell Midcap® Value Index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund emphasizes a value style of investing. Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook. In selecting securities, the Adviser focuses on companies that it believes possess characteristics for improved valuation. The Adviser looks for catalysts for change that may positively impact a company, such as improved operational efficiency, new management, an industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation as a result of the change taking place at the company.

The Adviser will consider selling a security if it reaches the Adviser’s estimate of fair value or if a more attractive investment opportunity is identified.

Principal Risks	Principal Risks

•       Depositary Receipts Risk

•       Derivatives Risk

•       Foreign Securities Risk

•       Management Risk

•       Market Risk

•       REIT Risk/Real Estate Risk

•       Sector Focus Risk

•       Small- and Mid-Capitalization Companies Risks

•       Value Investing Style Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Investment Style Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The Existing Portfolio’s investment objective (above average total return over a market cycle of three to five years) is consistent with the Replacement Portfolio’s investment objective (long-term capital appreciation). Total return may consist of income or growth of capital, and the Replacement Portfolio pursues growth and its investments will produce a level of income. Also, the Replacement Portfolio seeks above average returns. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities. Like the Replacement Portfolio, the Existing Portfolio focuses on value-oriented investments and investments in medium-capitalization companies, as Morningstar categorizes the Existing Portfolio as a mid-cap blend domestic stock fund.41 Each Portfolio focuses on investments in U.S. companies. In addition, each Portfolio uses fundamental investment processes to make investments.

[41]	See supra note 22.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio may pursue current income as part of its investment objective. This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, including dividend-paying stocks and fixed income investments in the form of preferred stocks and convertible securities. Indeed, as of December 31, 2016, the Existing Portfolio had a dividend yield of 1.37%, whereas the Russell Midcap® Index had a dividend yield of 2.22% as of December 31, 2016, and the Replacement Portfolio seeks to invest in companies with characteristics similar to the companies included in the Russell Midcap® Index. While each Portfolio focuses on investments in medium-capitalization companies, the Existing Portfolio may also invest in large- and small-capitalization companies under its principal investment strategies. Also, unlike the Replacement Portfolio, the Existing Portfolio may invest in REITs and foreign securities as part of its principal investment strategies. Nonetheless, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 3.24% of its assets in cash, 96.75% of its assets in stocks, and 0.00% of its assets in bonds and other investments (including derivatives). As previously stated, Morningstar currently categorizes the Existing Portfolio as a mid-cap blend domestic stock fund, which reflects the Existing Portfolio’s focus on value-oriented investments in mid-capitalization companies, and each Portfolio focuses on value oriented investments. In addition, as of December 31, 2016, the average market capitalization of the Existing Portfolio’s portfolio companies was $9.486 billion, which is well within the market-capitalization range of the companies included in the Russell Midcap® Index (approximately $238 million to $88 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify medium-capitalization companies. With respect to the Existing Portfolio’s investments in REITs and foreign securities, the Existing Portfolio invests little of its assets in those investments. As of December 31, 2016, the Existing Portfolio invested only 5.41% of its equity assets in REITs or the real estate sector generally and only 1.05% of its assets in foreign companies.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $400.80 million. The proposed Substitution will involve approximately $51.30 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. American Value Fund	Guardian Mid Cap Relative Value VIP Fund
Share Class	Series II	—
Management Fee	0.72%	0.72%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	1.62%
Acquired Fund Fees and Expenses	0.11%	N/A
Total Annual Operating Expenses	1.28%	2.59%
Fee Waiver / Expense Reimbursement	N/A	(1.50%)*
Net Annual Operating Expenses	1.28%	1.09%
Management Fee Breakpoint Schedule	First $1 billion – 0.72% Over $1 billion – 0.65%	0.72% up to $100m 0.67% from $100m to $300m 0.62% from $300m to $500m 0.60% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.09% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. American Value Fund
Series II	15.22%	4.57%	12.38%	6.85%
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	20.00%	9.45%	15.70%	7.59%
Replacement Portfolio – Guardian Mid Cap Relative Value VIP Fund
Guardian Mid Cap Relative Value VIP Fund	N/A	N/A	N/A	N/A
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	20.00%	9.45%	15.70%	7.59%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. American Value Fund (Series II) replaced by Guardian Mid Cap Relative Value VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 28.	Invesco V.I. Mid Cap Core Equity Fund (Series II) replaced by Guardian Mid Cap Relative Value VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Mid Cap Core Equity Fund (Series II)	Guardian Mid Cap Relative Value VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wells Capital Management Incorporated

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-capitalization companies and in derivatives and other instruments that have economic characteristics similar to such securities. The principal type of equity security in which the Fund invests is common stock.

The Fund considers an issuer to be a mid-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized issuers included in the Russell Midcap® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2015, the capitalization of issuers in the Russell Midcap® Index ranged from $149 million to $28.9 billion.

The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging market countries; i.e., those that are in the early stages of their industrial cycles.

The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and return on invested capital (ROIC). The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of mid-capitalization companies. Wells Capital Management Incorporated, the Fund’s subadviser (“Subadviser”), defines mid-capitalization companies as companies with market capitalizations similar to companies in the Russell Midcap® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $489 million to $28 billion as of June 30, 2016.

The Subadviser looks for undervalued companies that it believes have the potential for above average capital appreciation, and, in some instances, below average risk. Rigorous fundamental research drives the Subadviser’s search for companies with favorable reward-to-risk ratios and that possess a long-term competitive advantage provided by a durable asset base, strong balance sheets, and sustainable and superior cash flows. Typical investments include securities of companies that are generally out of favor in the marketplace, or are undergoing reorganization or other corporate action that may create above-average price appreciation. The Subadviser regularly reviews the investments of the Fund and may sell a portfolio security when the security nears its price target, downside risks increase considerably, the company’s fundamentals have deteriorated, or the Subadviser identifies a more attractive investment opportunity.

and valuation analysis. Financial analysis evaluates an issuer’s capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to determine an issuer’s competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer’s value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management with a long-term perspective, a strong competitive position and is trading at an attractive valuation.

The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

Principal Risks	Principal Risks

• Cash/Cash Equivalents Risk • Derivatives Risk • Emerging Markets Securities Risk • Foreign Securities Risk • Management Risk • Market Risk • Mid-Capitalization Companies Risk

•       Active Trading Risk

•       Equity Securities Risk

•       Investment Style Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mid-Capitalization Company Risk

•       New/Small Fund Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of mid-capitalization companies. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell Midcap® Index. Each Portfolio invests in value-oriented securities under its principal investment strategies. In addition, each uses fundamental investment processes to make investments. Furthermore, each Portfolio utilizes the Russell Midcap® Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities (including emerging markets) as part of its principal investment strategies. Also, the Existing Portfolio is not constrained by any particular investment style, while the Replacement Portfolio focuses on investments in value-oriented securities. Despite these differences, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 17.47% of its assets in cash, 82.53% of its assets in stocks, and 0.00% of its assets in bonds and other investments (including derivatives). Morningstar currently categorizes the Existing Portfolio as a mid-cap blend domestic stock fund,42 which reflects the Existing Portfolio’s focus on investments in mid-capitalization companies. Also, as of December 31, 2016, 73.11% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “medium.”38 And, as of December 31, 2016, the average market capitalization of the Existing Portfolio was $10.578 billion, which is well within the market-capitalization range of the companies included in the Russell Midcap® Index (approximately $238 million to $88 billion as of December 31, 2016), the market index used by the Replacement Portfolio to identify medium-capitalization companies. With respect to the Portfolios’ investment styles, as of December 31, 2016, the Existing Portfolio’s invested approximately 15.77% of its portfolio in value stocks, 39.50% of its portfolio in growth stocks, and 44.73% of its portfolio in blend stocks, which may have characteristics of both value and growth stocks. With respect to the Existing Portfolio’s investments in foreign securities (the Existing Portfolio may invest up to 25% of its net assets in securities of foreign issuers, including issuers located in emerging markets), the Applicants note that investments in foreign securities and emerging markets are not significant parts of the Existing Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested only 7.78% of its assets in non-U.S. companies and 0.00% of its assets in emerging markets. In addition, according to Morningstar, since March 2014, the Existing Portfolio has invested between 91.45% to 97.08% of its assets in U.S. companies. During that same time period, the Existing Portfolio invested only 2.92% to 8.55% of its assets in non-U.S. companies. At no point during that time period has the Existing Portfolio invested in emerging markets, according to Morningstar. The Existing Portfolio also states that it seeks to minimize loss of capital and reduce excessive volatility. Although the Replacement Portfolio does not employ a risk management strategy, the Replacement Portfolio’s portfolio managers consider preservation of capital and volatility when constructing the portfolio, and the Replacement Portfolio also invests a portion of its assets in cash and cash equivalents.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

[42]	See supra note 22.
[43]	See supra note 9.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $325.58 million. The proposed Substitution will involve approximately $49.99 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Mid Cap Core Equity Fund	Guardian Mid Cap Relative Value VIP Fund
Share Class	Series II	—
Management Fee	0.73%	0.72%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.20%	1.62%
Acquired Fund Fees and Expenses	0.02%	N/A
Total Annual Operating Expenses	1.20%	2.59%
Fee Waiver / Expense Reimbursement	(0.02%)*	(1.50%)**
Net Annual Operating Expenses	1.18%	1.09%
Management Fee Breakpoint Schedule	0.725% of the first $500m 0.700% of the next $500m 0.675% of the next $500m 0.65% of the excess over $1.5b	0.72% up to $100m 0.67% from $100m to $300m 0.62% from $300m to $500m 0.60% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.09% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Mid Cap Core Equity Fund
Series II	13.16%	4.11%	9.90%	5.61%
Russell Midcap® Index (reflects no deductions for fees, expenses or taxes)	13.80%	7.92%	14.72%	7.86%
Replacement Portfolio – Guardian Mid Cap Relative Value VIP Fund
Guardian Mid Cap Relative Value VIP Fund	N/A	N/A	N/A	N/A
Russell Midcap® Value Index (reflects no deductions for fees, expenses or taxes)	20.00%	9.45%	15.70%	7.59%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Mid Cap Core Equity Fund (Series II) replaced by Guardian Mid Cap Relative Value VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000114265; C000072167; C000072168; C000023936

Substitution No. 29.	MFS® Total Return Bond Series (Service Class) replaced by Guardian Core Plus Fixed Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Total Return Bond Series (Service Class)	Guardian Core Plus Fixed Income VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Lord, Abbett & Co. LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek total return with an emphasis on current income, but also considering capital appreciation.	The Fund seeks income and capital appreciation to produce a high total return.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in debt instruments. Debt instruments include corporate bonds, U.S. Government securities, foreign government securities, asset-backed securities, municipal instruments, and other obligations to repay money borrowed.

MFS primarily invests the fund’s assets in investment grade quality debt instruments, but may also invest in below investment grade quality debt instruments.

MFS may invest the fund’s assets in foreign securities.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Derivatives include futures, forward contracts, options, structured securities, and swaps.

In conjunction with a team of investment research analysts, the portfolio managers select investments for the fund.

MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative models that systematically evaluate instruments may also be considered. In structuring the fund, MFS may also consider top-down factors.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments. The Fund may invest up to 20% of its net assets in high-yield fixed income investments (commonly referred to as “junk bonds”). The Fund also may invest in fixed income investments issued by foreign entities but denominated in U.S. dollars, and fixed income investment issued by foreign entities and denominated in currencies other than the U.S. dollar.

The Fund generally invests in the following types of fixed income investments: securities issued or guaranteed by the U.S. government, its agencies or government-sponsored enterprises; corporate debt securities; mortgage-backed and other asset-backed securities; inflation-linked investments; and senior loans, including bridge loans, novations, assignments, and participations.

The Fund may invest in derivatives, including futures, forwards, options, and swaps, for hedging and non-hedging purposes. The Fund may also invest in derivatives to seek to manage portfolio duration, as a substitute for holding the underlying asset on which the derivative is based, or for cash management purposes. For example, the Fund may invest in U.S. Treasury futures or sell U.S. Treasury futures short to adjust the Fund’s exposure to the direction of interest rates, or for other portfolio management reasons.

Lord, Abbett & Co. LLC, the Fund’s subadviser (“Subadviser”), attempts to manage the Fund’s interest rate risk through the Subadviser’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration within two years of the bond market’s duration, as measured by the Barclays U.S. Aggregate Bond Index (which was approximately 5.47 years as of June 30, 2016).

The Subadviser buys and sells fixed income investments for the Fund using a relative value-oriented investment process, meaning the Fund generally seeks more investment exposure to fixed income investments that the Subadviser believes to be undervalued and less investment exposure to fixed income investments that the Subadviser believes to be overvalued. The Subadviser combines top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Subadviser uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Subadviser may actively rotate the Fund’s sector exposure based on its assessment of relative value.

The Fund generally will sell a fixed income investment when the Subadviser believes the fixed income investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Principal Risks	Principal Risks

•       Debt Market Risk

•       Interest Rate Risk

•       Credit Risk

•       Foreign Risk

•       Prepayment/Extension Risk

•       Municipal Risk

•       Derivatives Risk

•       Leveraging Risk

•       Counterparty and Third Party Risk

•       Liquidity Risk

•       Investment Selection Risk

•       Active Trading Risk

•       Counterparty Risk

•       Credit Risk

•       Derivatives Risk

•       Emerging Markets Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       High-Yield Fixed Income Investments Risk

•       Inflation-Linked Investments Risk

•       Interest Rate Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mortgage-Backed and Other Asset-Backed Securities Risk

•       New/Small Fund Risk

•       Options Risk

•       Portfolio Turnover Risk

•       Quantitative Model Risk

•       Senior Loan Risk

•       Swaps Risk

•       U.S. Government Securities Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes total return, including both income and capital appreciation. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in a diverse portfolio of fixed income securities. Among the Portfolios’ fixed income investments, each Portfolio may invest in government and government-related securities, corporate bonds, mortgage-backed securities, asset-backed securities, and other debt obligations. Each Portfolio primarily invests in investment grade fixed income securities, but may also invest in below investment grade fixed income securities. Each Portfolio primarily invests in domestic debt securities, and may invest in foreign debt securities. In addition, each Portfolio utilizes a combination of fundamental and quantitative investment processes to make investments. The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Bloomberg Barclays U.S. Aggregate Bond Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Despite any differences between them, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. The Existing Portfolio invested 93.08% of its assets in fixed income securities, 6.07% of its assets in cash, 0% of its assets in stocks, and 0% of its assets in other investments. In addition, the following table compares the Existing Portfolio’s and the Replacement Portfolio’s investments in fixed income securities (by percentage of net assets invested in fixed income securities), as well as the composition of the Bloomberg Barclays U.S. Aggregate Bond Index, as of December 31, 2016:

Asset Class	Existing Portfolio	Replacement Portfolio	Bloomberg Barclays U.S. Aggregate Bond Index
Corporate bonds	41.86%	22.27%	25.87%
Mortgage- or asset-backed securities	39.03%	46.51%	30.36%
U.S. government securities	11.69%	29.68%	40.10%
Cash and cash-equivalents	6.07%	0.00%	0.00%
Municipal securities	1.35%	0.00%	0.00%

Moreover, of the Existing Portfolio’s assets invested in fixed income securities, 96.78% of the Existing Portfolio’s assets were invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated. By comparison, 91.98% of the Replacement Portfolio’s assets were invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated. Also, as of December 31, 2016, the Existing Portfolio’s average effective duration was 5.67 years, and the portfolio managers of the Replacement Portfolio seek to manage the fund such that the average portfolio duration normally varies within two years of the securities comprising the Bloomberg Barclays U.S. Aggregate Bond Index, which was 5.9 years as of December 31, 2016.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $2.44 billion. The proposed Substitution will involve approximately $109.90 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Total Return Bond Series	Guardian Core Plus Fixed Income VIP Fund
Share Class	Service Class	—
Management Fee	0.50%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.04%	1.35%
Total Annual Operating Expenses	0.79%	2.05%
Fee Waiver / Expense Reimbursement	(0.01)*	(1.24%)**
Net Annual Operating Expenses	0.78%	0.81%
Management Fee Breakpoint Schedule	0.50% on the first $2.5b 0.45% on the next $2.5b 0.40% in excess of $5b	0.45% up to $300m 0.40% over $300m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Massachusetts Financial Services Company has agreed in writing to reduce its management fee to 0.45% of the fund’s average daily net assets annually in excess of $2.5 billion to $5 billion, and 0.40% of the fund’s average daily net assets annually in excess of $5 billion. This written agreement will remain in effect until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.
**	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.81% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Total Return Bond Series
Service Class	4.01%	2.98%	2.91%	4.45%
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	2.65%	3.03%	2.23%	4.34%
Replacement Portfolio – Guardian Core Plus Fixed Income VIP Fund
Guardian Core Plus Fixed Income VIP Fund	N/A	N/A	N/A	N/A
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	2.65%	3.03%	2.23%	4.34%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Total Return Bond Series (Service Class) replaced by Guardian Core Plus Fixed Income VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 30.	PIMCO Total Return Portfolio (Advisor Class) replaced by Guardian Core Plus Fixed Income VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

PIMCO Total Return Portfolio (Advisor Class)	Guardian Core Plus Fixed Income VIP Fund

Investment Adviser	Investment Adviser

Pacific Investment Management Company LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Lord, Abbett & Co. LLC

Investment Objective	Investment Objective

The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	The Fund seeks income and capital appreciation to produce a high total return.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of March 31, 2016 was 5.30 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by Pacific Investment Management Company LLC (“PIMCO”) to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments. The Fund may invest up to 20% of its net assets in high-yield fixed income investments (commonly referred to as “junk bonds”). The Fund also may invest in fixed income investments issued by foreign entities but denominated in U.S. dollars, and fixed income investment issued by foreign entities and denominated in currencies other than the U.S. dollar.

The Fund generally invests in the following types of fixed income investments: securities issued or guaranteed by the U.S. government, its agencies or government-sponsored enterprises; corporate debt securities; mortgage-backed and other asset-backed securities; inflation-linked investments; and senior loans, including bridge loans, novations, assignments, and participations.

The Fund may invest in derivatives, including futures, forwards, options, and swaps, for hedging and non-hedging purposes. The Fund may also invest in derivatives to seek to manage portfolio duration, as a substitute for holding the underlying asset on which the derivative is based, or for cash management purposes. For example, the Fund may invest in U.S. Treasury futures or sell U.S. Treasury futures short to adjust the Fund’s exposure to the direction of interest rates, or for other portfolio management reasons.

Lord, Abbett & Co. LLC, the Fund’s subadviser (“Subadviser”), attempts to manage the Fund’s interest rate risk through the Subadviser’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration within two years of the bond market’s duration, as measured by the Barclays U.S. Aggregate Bond Index (which was approximately 5.47 years as of June 30, 2016).

its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio’s prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

The Subadviser buys and sells fixed income investments for the Fund using a relative value-oriented investment process, meaning the Fund generally seeks more investment exposure to fixed income investments that the Subadviser believes to be undervalued and less investment exposure to fixed income investments that the Subadviser believes to be overvalued. The Subadviser combines top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Subadviser uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Subadviser may actively rotate the Fund’s sector exposure based on its assessment of relative value.

The Fund generally will sell a fixed income investment when the Subadviser believes the fixed income investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Principal Risks	Principal Risks

•       Interest Rate Risk

•       Call Risk

•       Credit Risk

•       High Yield Risk

•       Market Risk

•       Issuer Risk

•       Liquidity Risk

•       Derivatives Risk

•       Equity Risk

•       Mortgage-Related and Other Asset-Backed Securities Risk

•       Foreign (Non-U.S.) Investment Risk

•       Emerging Markets Risk

•       Sovereign Debt Risk

•       Currency Risk

•       Leveraging Risk

•       Management Risk

•       Short Sale Risk

•       Convertible Securities Risk

•       Active Trading Risk

•       Counterparty Risk

•       Credit Risk

•       Derivatives Risk

•       Emerging Markets Risk

•       Foreign Investment and Currency Risk

•       Forwards and Futures Contracts Risk

•       High-Yield Fixed Income Investments Risk

•       Inflation-Linked Investments Risk

•       Interest Rate Risk

•       Issuer Risk

•       Liquidity and Valuation Risk

•       Management Risk

•       Market Risk

•       Mortgage-Backed and Other Asset-Backed Securities Risk

•       New/Small Fund Risk

•       Options Risk

•       Portfolio Turnover Risk

•       Quantitative Model Risk

•       Senior Loan Risk

•       Swaps Risk

•       U.S. Government Securities Risk

The Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes total return. The Existing Portfolio and the Replacement Portfolio each seeks to achieve its investment objective by investing a substantial percentage of its assets (at least 65% of total assets and at least 80% of net assets, respectively) in a diverse portfolio of fixed income securities. Among the Portfolios’ fixed income investments, each Portfolio may invest in government and government-related securities, corporate bonds, mortgage-backed securities, asset-backed securities, and other debt obligations. Each Portfolio may invest in below investment grade fixed income securities, and each Portfolio may invest in foreign securities. The portfolio managers of each Portfolio seek to manage their funds such that the average portfolio duration normally varies within two years of the securities comprising the Barclays U.S. Aggregate Bond Index. The similarity between the Portfolios’ principal investment strategies is further reflected by their use of the same benchmark index, the Bloomberg Barclays U.S. Aggregate Bond Index.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios seek to maximize total return. Unlike the Replacement Portfolio, the Existing Portfolio may invest in emerging markets (up to 15% of total assets). However, the Existing Portfolio invests little of its assets in emerging markets. As of December 31, 2016, the Existing Portfolio invested 99.34% of its assets just in the U.S., the U.K., Canada, the Netherlands, Australia, Germany, and France. Despite any other differences between them, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of December 31, 2016, the Existing Portfolio invested 100% of its assets in fixed income securities, cash and cash equivalents, and derivatives. In addition, the following table compares the Existing Portfolio’s and the Replacement Portfolio’s investments in fixed income securities (by percentage of net assets invested in fixed income securities), as well as the composition of the Bloomberg Barclays U.S. Aggregate Bond Index, as of December 31, 2016:

Asset Class	Existing Portfolio	Replacement Portfolio	Bloomberg Barclays U.S. Aggregate Bond Index
Corporate bonds	9.43%	22.27%	25.87%
Mortgage- or asset-backed securities	25.75%	46.51%	30.36%
U.S. government securities	36.54%	29.68%	40.10%
Cash and cash-equivalents	18.37%	0.00%	0.00%
Municipal securities	0.95%	0.00%	0.00%
Unclassified fixed income	8.96%	0.00%	0.85%

Moreover, of the Existing Portfolio’s assets invested in fixed income securities, approximately 93% of the Existing Portfolio’s assets were invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated. By comparison, 91.98% of the Replacement Portfolio’s assets were invested in securities that were rated BBB or above by Standard & Poor’s, and the remainder was invested in fixed income securities that were rated below BBB or were unrated. Also, as of December 31, 2016, the Existing Portfolio’s average effective duration was 5.71 years, and the portfolio managers of the Replacement Portfolio seek to manage the fund such that the average portfolio duration normally varies within two years of the securities comprising the Bloomberg Barclays U.S. Aggregate Bond Index, which was 5.9 years as of December 31, 2016.

Based upon the Applicants’ analysis of the proposed Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2016 were approximately $7.51 billion. The proposed Substitution will involve approximately $170.54 million of the net assets of the Existing Portfolio’s Advisor Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	PIMCO Total Return Portfolio	Guardian Core Plus Fixed Income VIP Fund
Share Class	Advisor Class	—
Management Fee	0.50%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.01%	1.35%
Total Annual Operating Expenses	0.76%	2.05%
Fee Waiver / Expense Reimbursement	N/A	(1.24%)*
Net Annual Operating Expenses	0.76%	0.81%
Management Fee Breakpoint Schedule	N/A	0.45% up to $300m 0.40% over $300m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Park Avenue Institutional Advisers LLC, the Fund’s investment manager (the “Manager”), has contractually agreed through April 30, 2018 to waive certain fees and/or reimburse certain expenses incurred by the Fund to the extent necessary to limit the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 0.81% of the Fund’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the Board of Trustees, may be terminated only upon approval of the Board of Trustees, and is subject to the Manager’s recoupment rights. The Manager is entitled to recoupment of previously waived fees and reimbursed expenses from the Fund for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

Performance History (as of December 31, 2016)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – PIMCO Total Return Portfolio
Advisor Class	2.57%	2.36%	2.83%	5.23%
Barclays U.S. Aggregate Bond Index (reflects no deductions for fees, expenses or taxes)	2.65%	3.03%	2.23%	4.34%
Replacement Portfolio – Guardian Core Plus Fixed Income VIP Fund
Guardian Core Plus Fixed Income VIP Fund	N/A	N/A	N/A	N/A
Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses, or taxes)	2.65%	3.03%	2.23%	4.34%

Contracts Affected

Contract ID Nos. of Contracts Affected
PIMCO Total Return Portfolio (Advisor Class) replaced by Guardian Core Plus Fixed Income VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

D.	Contract-Level Information

The Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with shares of the corresponding Replacement Portfolios. Provided below is contract-level information related to the number of investment options and investment styles under the Contracts before and after the proposed Substitutions. The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application. The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application.

TABLE VI.D.1.

1933 Act File No.	Contract Id. No.	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	No. of Morningstar Categories Before / After Sub.
The Guardian Separate Account Q (File No. 811-21084)
333-87468	C000024017	43/40	33/30	7/7	2/2	1/1	19/23
The Guardian Separate Account R (File No. 811-21438)
333-109483	C000023936	43/40	33/30	7/7	2/2	1/1	19/23
333-153839	C000072167	56/45	40/30	11/10	4/4	1/1	30/27
333-153840	C000072168	56/45	40/30	11/10	4/4	1/1	30/27
333-179997	C000114265	53/40	39/28	11/9	2/2	1/1	25/24

E.	Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Applicants propose to follow the policies and procedures set forth below.

1.	Redemption or Purchase of Shares.

Guardian will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application; however, Guardian will likely need to effect the Substitutions over a period of time for administrative reasons. As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash. The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners. As such, the Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Contract owner is entitled will have the same value immediately after the Substitution as immediately before the Substitution.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. Guardian and/or its affiliates (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. From the date of the Pre-Substitution Notice, as defined below, through 30 days following the Substitution Date, subject to the terms of certain Living Benefit Riders, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, except with respect to market timing policies and procedures and the terms of the Living Benefit Riders, Guardian will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Finally, before effecting any Substitution, Guardian shall have satisfied itself that (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	Limits on Expenses

Consistent with prior substitution applications, for each Substitution, the Applicants will cause Park Avenue, as the investment adviser of the Replacement Portfolio, to enter into a written contract with the Trust, whereby, for the applicable period of time indicated in Table IV.B. of this Application, the annual net operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Existing Portfolio for the last fiscal year as of the date of this Application.

3.	Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements, that the Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the “Pre-Substitution Notice”). Pre-Substitution Notices sent to Contract owners (including Inactive Contract owners) will be filed with the Commission pursuant to Rule 497 under the 1940 Act.

In addition, the Pre-Substitution Notice will:

•	give Contract owners notice of the Guardian’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date;

•	advise Contract owners of their pre- and post-Substitution rights;[43]

•	instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and

•	advise Contract owners that any Contract value remaining in a subaccount that invests in an Existing Portfolio on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio, and that the Substitutions will take place at relative net asset value.

[43]	Contract owners’ substitution transfer rights will be determined by whether they have an optional benefit rider. From the date of the Pre-Substitution Notice until the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer all of or a portion of their respective Contract values out of any Existing Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

From the Substitution Date until at least 30 days following the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions will be permitted to make transfers of their respective Contract values out of each Replacement Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of the Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their post-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

The Pre-Substitution Notice will also inform Contract owners that, except with respect to market timing policies and procedures and limitations imposed by Living Benefit Riders, Guardian will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio subaccount from the date of the Pre-Substitution Notice until at least thirty (30) days after the Substitution Date.

The Applicants will also deliver to affected Contract owners (including Inactive Contract owners), at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio. In addition, within five business days after the Substitution Date, Contract owners (including Inactive Contract owners) whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified. The Confirmation also will restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the Contract owners Contract values’ before and after the Substitution(s).

4.	State Approval

Guardian will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.44 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable

[44]	House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As previously indicated, Guardian has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts’ prospectuses disclose this right. Guardian has reserved this right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, Guardian intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit Guardian, the Separate Accounts, and Contract owners.

For the reasons discussed in Section IV.B. of this Application, the Applicants believe that the Substitutions will benefit Guardian, the Separate Accounts, and Contract owners and are in the Contract owners’ best interests. In addition, the Applicants believe that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,45 including substitution applications that involved replacement funds with no or a limited history of operations.46

The Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect

[45]	See, e.g., Allianz Life Insurance Company of North America, et al., Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC. 32227 (Aug. 23, 2016) (Order), File No. 812-14589; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb, 19, 2016) (Order) File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order) File No. 812-14221; Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order) File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order) File No. 812-13700; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order) File No. 812-13588.
[46]

See, e.g., Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495.

other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, after the proposed Substitutions, each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the proposed Substitutions will not adversely affect any features or riders under the Contracts because, to the extent that an Existing Portfolio is a permissible investment option under a rider, its corresponding Replacement Portfolio will also be a permissible investment option under the rider. Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution.

Moreover, the Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers and other “market timing” activities and administer the terms of the Living Benefit Riders) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners. The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by Guardian under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered Guardian’s financial condition or reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.	CONCLUSION

For the reasons set forth in this Application, the Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act. As such, the Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.

VII.	APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions.

1.	The Substitutions will not be effected unless the Applicants determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	After the Substitution Date, Park Avenue will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

3.	Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

4.	The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

5.	The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

6.	The obligations of the Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

7.	Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with Living Benefit Riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8.	All affected Contract owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

9.	The Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

10.	The Applicants will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby the net annual operating expenses of the Replacement Portfolio will not exceed the Expense Cap. The Expense Cap for each proposed Substitution will remain in place for a period of two years following the Substitution Date. For those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fees of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the Expenses Cap for that proposed Substitution will extend for the life of the affected Contracts following the Substitution Date. The Expense Cap applicable to Substitution No. 10 will also extend for the life of the affected Contracts following the Substitution Date.

IX.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

X.	REQUEST FOR ORDER OF APPROVAL

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Section 26(c) of the 1940 Act granting the approval sought by this Application. The Applicants submit that the requested approval is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

XI.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

7 Hanover Square

New York, New York 10004

The Applicants further state that all questions concerning this Application should be directed to:

Stephen E. Roth ((202) 383-0158)

Cynthia R. Beyea ((202) 383-0472)

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

XII.	AUTHORIZATIONS

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

Under the articles of incorporation and by-laws of Guardian, Guardian’s business and affairs are overseen by its board of directors. Additionally, the business and affairs of the Separate Accounts, as unit investment trusts, are conducted by Guardian, as depositor thereof. In accordance with Guardian’s articles of incorporation and by-laws, resolutions were adopted by a unanimous written consent of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek orders of approval and exemption pursuant to Sections 26(c) of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of Guardian and the Separate Accounts have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of Guardian and the Separate Accounts is fully-authorized to execute and file this Application on their behalf.

*    *    *

RESOLVED, that the filing with the SEC of the Application for an exemptive order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions, as attached hereto, on behalf of the Company and the Separate Accounts, together with such changes as an officer of the Company, with the advice of the Company’s legal counsel, shall deem appropriate, be, and it hereby is, approved; and it is further

RESOLVED, that the appropriate officers and agents of the Company on behalf of the Company and/or the Separate Accounts, as applicable, are authorized to (a) make the necessary SEC and other regulatory filings, (b) enter into a participation agreement with the Replacement Funds and any other agreements with the Replacement Funds and/or such other parties as may be necessary or appropriate in connection with the Substitutions, (c) terminate or amend the participation agreements with the Existing Funds and any other agreements that it is necessary or appropriate to terminate or amend in connection with the Substitutions, and (d) take or cause to be taken, on behalf of the Company, any and all actions which in their judgment, with the assistance of counsel, may be necessary or desirable to effectuate the Substitutions, including but not limited to (i) preparing and filing reports and other documents with federal, state and other regulatory agencies or organizations (including but not limited to the SEC) and (ii) executing and delivering certificates, instructions, memoranda, notices of termination, assignments, requests or other instruments to any applicable third parties and affiliated entities of such parties.

*    *    *

XIII.	SIGNATURES

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

By:	/s/ Douglas Dubitsky
Name:	Douglas Dubitsky
Title:	Senior Vice President, Product Management
Date:	April 7, 2017

XIV.	VERIFICATIONS

The undersigned states that he has duly executed this Application, dated April 7, 2017, for and on behalf of:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

The undersigned further states that he is the Senior Vice President, Product Management of The Guardian Insurance & Annuity Company, Inc., which is also the depositor of each Separate Account, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ Douglas Dubitsky
Name:	Douglas Dubitsky
Title:	Senior Vice President, Product Management
The Guardian Insurance & Annuity Company, Inc.